UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(APRIL 20, 2004)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Notice of Meeting

2.

Management Information Circular

3.

Annual Report Year Ended December 31, 2004

4.

Form of Proxy

5.

National Instrument 54-101

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

 --------------------------------------

(REGISTRANT)

DATE: APRIL 20, 2005

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET CORP.

NOTICE OF ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual and special meeting of shareholders (“the Meeting”) of DIVERSINET CORP. (the “Corporation”) will be held at the offices of the Corporation, 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario, on Wednesday, May 18, 2005 at the hour of 3:00 o'clock in the afternoon (Toronto time), for the following purposes:

1.

To consider and receive the financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditors thereon;

2.

To elect directors;

3.

To appoint auditors and authorize the directors to fix their remuneration;

1.

To consider and approve the reservation of an additional 1,129,996 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan; and

2.

To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation’s financial statements for the year ended December 31, 2004, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The board of directors has fixed the close of business on March 31, 2005 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The board of directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation.

DATED at Toronto this 25th day of March 2005.

By Order of the

Board of Directors

/s/ Nagy Moustafa

Nagy Moustafa

Chief Executive Officer

DIVERSINET CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, MAY 18, 2005

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of DIVERSINET CORP. (the “Corporation”) for use at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of the Meeting (the “Notice of Meeting”).  It is expected that the solicitation will be by mail primarily, but regular employees of the Corporation may also solicit proxies personally.  The cost of solicitation will be borne by the Corporation.

The Corporation may also pay brokers or other persons holding common shares in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.  Unless otherwise indicated, all dollar references in this Circular are to United States dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation.  A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivery of the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted or voted in favor of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof.  At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in any case, shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2004 Annual Report (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

A.

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above;

or

B.

more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Certain directors and senior officers of the Corporation may have certain interests in the matters to be acted upon at the Meeting.  More specifically, the directors and officers of the Corporation may receive options to purchase common shares in the Corporation, which options will be made available from the Plan (as defined below), and as such, the number and availability of such option grants will be facilitated by the increase in the maximum number of common shares available for issuance under the Plan as proposed below.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at March 11, 2005, the Corporation had 19,182,941 common shares issued and outstanding.  Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All voting shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Trust Company of Canada within the time specified herein, to attend and vote thereat by proxy the shares held by them.

The Corporation has fixed March 31, 2005, as the record date for the purpose of determining shareholders entitled to receive a Notice of Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of shares at the close of business on the record date.  Each holder of voting shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the shares shown opposite his name on the list except to the extent that; (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than ten (10) days before the Meeting or any adjournments thereof that his name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote his shares at the Meeting or any adjournments thereof.

To the knowledge of the directors and senior officers of the Corporation, except as noted below, there are no persons, firms or corporations which beneficially own or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.  Mr. James B. Wigdale Jr. is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.  Together, Mr. Wigdale and Lakefront Partners, LLC hold 2,817,795 common shares and 1,418,750 common share purchase warrants.  Upon conversion of the common share purchase warrants, Mr. Wigdale and Lakefront Partners, LLC would hold 4,236,545 common shares or 20.59% of the outstanding shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

A.

Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2004 and the report of the auditors thereon accompany this Circular.

B.

Election of Directors

The Board of Directors of the Corporation presently consists of six (6) directors.  The number of directors to be elected at the Meeting has been fixed at six (6) persons.  All of the nominees are now directors of the Corporation and have been directors since the dates indicated below.  Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first Annual Meeting of Shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation’s by-laws.

The statement as to the shares of the Corporation beneficially owned or over which the nominees for election as directors exercise control or discretion hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

#

Name and Present Principal Occupation	Position with the Corporation	Appointed Since	Number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Nagy Moustafa President, Chief Executive Officer	CEO, Director	1997	440,300
Mark C. Steinman (1) (4) Chairman of the Corporation	Chairman	1998	125,000
Brian Barry (8) Independent consultant	Director	2005	NIL
Stanley M. D. Beck(2) (3) (5) Chairman of 407 International Inc. and President of Granville Arbitrations Limited	Director	2002	NIL
Keith Powell(1) (2) (7) Partner at XPV Capital Corporation	Director	2002	103,455
James B. Wigdale, Jr.(1) (6) Manager, Lakefront Partners, LLC	Director	2005	2,817,795

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance Committee.

(4)

Mr. Steinman has served as a Director since June 1998 and Chairman since July 2002.  Mr. Steinman has been the Executive Vice-President and Chief Financial Officer of Stelco Inc. (steel manufacturer) from July 12, 1999 until December 31, 2003.  From 1996 to May 1999 he was the Senior Vice-President and Chief Financial Officer of Spar Aerospace Limited.

(5)

Mr. Beck has served as a Director since July 2002.  Mr. Beck was formerly Chairman of the Ontario Securities Commission, Dean of Osgoode Hall Law School, and has held senior management positions over his seven years at Central Capital Corporation, now YMG Capital Management.  Mr. Beck is currently Chairman of 407 International Inc. (sole shareholder, operator, and manager of the 407 Express Toll Route) and President of Granville Arbitrations Limited (arbitration firm), and holds seats on a number of Boards.

(6)

Mr. Wigdale has served as a Director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a leading money-management firm, in 1988 and is the firm's Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.

(7)

Mr. Powell has served as a Director since July 2002.  Mr. Powell was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks.  Mr. Powell is currently a Partner at XPV Capital Corporation, a venture capital company investing in early stage communications start-up companies and Principal at his own company, Keith Powell Consulting Inc.  In addition he holds seats on a number of technology company boards.

(8)

Mr. Barry has served as a Director since March 2005.  Mr. Barry currently is an independent consultant and in January 2005 Mr. Barry completed a merger and acquisition activity with sale of Cilys to Openwave.  From May 2002 to May 2004 Mr. Barry was Chief Executive Officer of Hyperchip and from January 1998 to March 2002 he was Chief Executive Officer of Ericsson Canada.

As at the date of this Circular, the directors and officers of the Corporation as a group, directly and indirectly, beneficially own or exercise control or discretion over 3,672,141 Common Shares, representing approximately 18% of the issued and outstanding Common Shares of the Corporation.

A.

Appointment of Auditors

Shareholders will be asked at the Meeting to approve the appointment of KPMG LLP Chartered Accountants, as auditors to the Corporation at a remuneration to be fixed by the directors.  KPMG LLP were appointed as the auditors of the Corporation on August 29, 2000.  From March 1, 1999 to August 29, 2000 Ernst & Young, LLP were the Corporation’s auditors.  Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG, LLP, Chartered Accountants as auditors of the Corporation until the next Annual Meeting of Shareholder and to authorize the directors to fix their remuneration.

D.

Amendment to Stock Option Plan

It is important for the Corporation to be able to compensate officers and employees at a level and in a manner that ensures that they are motivated and that their interests are aligned with those of the Corporation and its shareholders.  Accordingly, it is proposed that the Corporation increase the number of common shares reserved for issuance under the Diversinet Corp. Amended and Restated Option Plan dated May 15, 2000 (the “Plan”).

Under the Plan, the maximum number of shares which may be reserved for issuance to insiders (as defined under the Plan) or under any other share compensation arrangement of the Corporation is ten percent (10%) of the common shares outstanding at the date of the grant.  Moreover, the maximum number of common shares which may be issued to any one insider and such insider’s associates under the Plan and any other share compensation arrangement in any twelve (12) month period is five percent (5%) of the common shares outstanding at the date of the issuance.  The maximum number of common shares which may be issued to all insiders as a group under the Plan and any other share compensation arrangement in any twelve (12) month period is ten percent (10%) of the common shares outstanding at the date of the issuance. No one optionee is entitled to hold options exceeding five percent (5%) of the outstanding common shares.

As of December 31, 2004, an aggregate of 1,770,004 shares of common stock had been purchased or options with respect thereto had been granted under the Plan dated May 15, 2000, and all prior stock option plans of the Corporation.  Shareholders will be asked at the Meeting to approve the reservation of additional 1,129,996 shares of common stock for issuance under the Plan resulting in a total of 2,900,000 shares of common stock being reserved for issuance under the Plan.  On February 22, 2005, the Board of Directors adopted, subject to stockholder approval, certain amendments to the Plan to provide for this reservation.  Unless the amount reserved for issuance thereunder is increased, the Plan will run out of shares available to be optioned during fiscal 2005.

Approval of the proposal to amend the Plan requires the affirmative vote of a majority of the shares present and entitled to vote at the Meeting.

Summary description of the Plan

General

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 1,800,000 shares of common stock, subject to adjustment, is authorized for the granting of stock options under the Plan.  The shares of common stock reserved for issuance under the Plan on April 4, 2004 were registered pursuant to a Registration Statement on Form S-8.  As of December 31, 2004, options to purchase an aggregate of 1,153,486 shares of common stock, at exercise prices ranging from US$0.37 to US$96.56 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Eligibility

All of the Corporation’s full-time, salaried employees and members of the Corporation’s Board of Directors are eligible to be granted options.  Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

Administration

The Compensation Committee administers the Plan.  Subject to the foregoing limitations, options may be granted under the Plan by the Corporation’s Compensation Committee to directors, officers, full-time and part-time employees and consultants of the Corporation or any subsidiary provided that:

(i)

the options may not have a term exceeding five years; and

(ii)

the exercise price may not be less than the market price of the common shares of the Corporation on Nasdaq at the time of grant.

The options may be exercised in such manner as the Compensation Committee determines provided that if no determination is made, an optionee may not take up more than 50% of the options in any 12 month period.

The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.

Grant of Option: Vesting

The Compensation Committee may grant at any time to any eligible person an option entitling such person to purchase the Corporation’s common stock in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option.  The exact terms of the option will be contained in an option agreement between the Corporation and the person to whom such option is granted.  Eligible employees are not required to pay anything to receive options.  The exercise price for stock options must be no less than the fair market value of the common stock at the close of trading on the day immediately preceding the date of grant.  Options will expire not later than the fifth anniversary of the date of grant.  An option holder will be able to exercise options from time to time, subject to vesting.  In the event that no specific determination is made by the Board with respect to the vesting provisions, all of the options granted under the Plan vest in twelve equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the closing price of the stock on the trading day immediately preceding the grant date.  Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant.  Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options shall be forfeited.  Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the Compensation Committee in its discretion.

Adjustments

In order to prevent dilution or enlargement of the rights of grantees, the Board of Directors shall appropriately and proportionately adjust the number, price and kind of shares subject to outstanding options and those available for subsequent grant to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other similar change in the Corporation’s capitalization.  The Board of Directors may also make any appropriate adjustment to reflect any spin-off, spin-out or other distribution of assets to stockholders or any acquisition of stock or assets or other similar change.  The Compensation Committee shall determine the amount of the adjustment to be made in each such case, but no adjustment approved by the Compensation Committee shall be effective until and unless it is approved by the Board of Directors.  In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Corporation’s assets, which is effected in such a way that holders of common stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for such common stock, the Board of Directors may substitute the per share amount of such stock, securities or assets for shares upon any subsequent exercise of any option.

Termination

The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options.  No option shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect.  Any option outstanding at the time of the termination of the Plan may be exercised after termination of the Plan at any time prior to the expiration date of such option to the same extent such option would have been exercisable had the Plan not terminated.

Transferability

Options may be transferable as provided in the Option Agreement.  It shall be a condition precedent to any transfer of any option that the transferee executes and delivers an agreement acknowledging such option has been acquired for investment and not for distribution and is and shall remain subject to the Plan and the Option Agreement.

Recommendation of the Board of Directors

The Board of Directors recommends a vote to approve the reservation of additional shares of common stock for issuance under the Plan.  Unless the shareholder directs that his or her common shares are to be withheld from voting in connection with the approval of the reservation of an additional 1,129,996 shares of common stock, the persons named in the enclosed form of proxy intend to vote for such reservation.  Approval of this proposed reservation would give the Board of Directors authority to reserve such shares at any time it determined prior to December 31, 2005.  In addition, approval of this proposed share issuance would also give the Board of Directors authority to decline to implement such proposed reservation prior to such date or at all.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal year ended December 31, 2004, the fourteen month period ended December 31, 2003 and the fiscal year ended October 31, 2002 from the Corporation by its President and Chief Executive Officer, its Chief Financial Officer and the other one officer of the Corporation (the “Named Executive Officers”) whose total salary and bonus exceeded $150,000.  The Corporation has determined that it had a total of three Named Executive Officers during the fiscal year.

Summary Compensation Table

(Shown in Canadian dollars unless noted)

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year (5)	Salary ($)	Bonus(4) ($)	Other Annual Compensation	Securities Under Options granted (#)	All Other Compensation ($)
Nagy Moustafa (1) Chief Executive Officer	2004 2003 2002	220,000 256,667 220,000	63,667 15,000 50,000	6,000 7,000 6,000	271,000 300,000 -	- - -
David Hackett (2) Chief Financial Officer	2004 2003 2002	165,000 192,500 60,640	27,750 8,000 10,000	4,800 5,600 3,000	- 60,000 15,000	- - -
Charles Walton (3) EVP, Corporate Development	2004 2003	US$150,000 US$50,000	US$47,666 -	- -	- -	- -

(1)

Nagy Moustafa was appointed President and Chief Executive Officer of the Corporation on November 10, 1997.  On January 3, 2005 Mr. Moustafa ceased being President.  See “Management Employment Contracts”.

(2)

David Hackett was appointed Chief Financial Officer of the Corporation on March 26, 2002.  See “Management Employment Contracts”.

(3)

Charles Walton was appointed EVP, Financial and International Markets of the Corporation on September 1, 2003 upon the acquisition of Caradas.  During fiscal 2004, Mr. Walton was appointed EVP Corporate Development.  See “Management Contracts”.

(4)

Bonus allocations, if any, are determined annually at the discretion of the Board of Directors on the recommendations of the Compensation Committee.  Bonuses are paid in the fiscal year following the year in which they are earned as the determination is made by the Board subsequent to the end of the fiscal year.

(5)

The 2004 year is for the twelve months ended December 31, 2004.  The 2003 year is for the fourteen month period ended December 31, 2003.  The 2002 year is for the twelve months ended October 31, 2002.

Option Grants in the Year Ended December 31, 2004

Details of options granted to each Named Executive Officer (1) during the year ended December 31, 2004 are as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price /Security (US$)	Market Value of Securities Underlying Options on the Date of Grant/Security (US$)	Expiration Date (2)
Nagy Moustafa Chief Executive Officer	271,000	56.9%	0.37	0.37	September 14, 2009

(1)

No options were granted to any Named Executive Officer during the year ended December 31, 2004 other than to the Chief Executive Officer.

(2)

Pursuant to the Plan, unexercised options are subject to early expiration upon the termination of employment of the optionee with the Corporation or its affiliates and on the optionee’s retirement or death.

Aggregated Option Exercises During the Most Recently Completed Financial Year End and Financial Year End Option Values

Details of aggregate number of options exercised by each Named Executive Officer during the year ended December 31, 2004 and particulars of the fiscal year end value of unexercised options held by Named Executive Officers are as follows:

#

Name and Principal Position	Securities Acquired on Exercise #	Aggregate Value Realized (US$)	Unexercised Options/SARs at December 31, 2004 (#) exercisable/unexercisable	Value of Unexercised in-the-money Options/SARs at December 31, 2004 (US$) exercisable/unexercisable (1)
Nagy Moustafa President and Chief Executive Officer	-	-	391,833/79,167	344,813/69,667
David Hackett Chief Financial Officer	-	-	54,583/20417	48,033/17,967
Charles Walton EVP, Corporate Development	-	-	-/-	-/-

(1)

Based on a closing market price of US$0.88 per Common Share of the Corporation on December 31, 2004 on the OTC Bulletin Board (the last trading day in the fiscal year of the Corporation).

Securities Authorized for Issuance Under Equity Compensation Plans

#

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding (a)) (c)
Equity compensation plans approved by shareholders	1,153,486	US$2.41	616,520
Equity compensation plans not approved by shareholders	709,350	US$6.74	1,129,996(1)
Total	1,862,836 (2) (3)	US$4.06	1,746,516

(1)

The increase in the number of shares reserved for issuance under the Plan is subject to shareholder approval at the Meeting.

(2)

The common shares to be issued upon exercise of outstanding options consist of 1,153,486 common shares reserved for issuance in respect of options previously granted under the Plan and 709,350 common shares reserved for issuance under outstanding warrants granted to consultants (including Mr. Wigdale, a director of the Corporation).  The aggregate number of common shares reserved for issuance in respect of such outstanding options and warrants represents 9.7% of the aggregate number of common shares.  The material terms of the warrants are described in note 6 to the 2004 financial statements.

(3)

The aggregate of 2,900,000 common shares reserved for issuance under the Plan in respect of (i) outstanding options and warrants and (ii) options which may be granted in future under the Plan, represents 15.1% of the aggregate number of outstanding common shares outstanding.

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 1,800,000 shares of common stock, subject to adjustment, is authorized for the granting of stock options under the Plan.  The shares of common stock reserved for issuance under the Plan on April 4, 2004 were registered pursuant to a Registration Statement on Form S-8.  As of December 31, 2004, options to purchase an aggregate of 1,153,486 shares of common stock, at exercise prices ranging from US$0.37 to US$96.56 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Other Compensation Matters

There were no long-term incentive awards other than stock options made to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2004.  There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Corporation is indebted to the Corporation.

Management Employment Contracts

Nagy Moustafa, the Corporation’s Chief Executive Officer is employed pursuant to a written employment contract dated September 15, 2004, replacing an employment contract effective September 29, 1997 as amended on October 1, 2002.  The contract provides an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  The contract provides for payment of twenty-four (24) months’ salary and bonus upon termination of employment, and payment of thirty-six (36) months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The agreement also contains certain non-competition and non-disclosure provisions.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract, effective January 1, 2005, replacing an employment agreement effective March 26, 2002, as amended, which provides for an annual base salary of Cdn $180,000 and a performance bonus of Cdn $100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six (6) months’ salary and bonus upon termination of employment, and payment of eighteen (18) months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

Charles Walton, Executive Vice-President, Corporate Development is employed pursuant to a written employment contract effective January 1, 2005, replacing an employment contract effective September 1, 2003.  The contract provides for a base salary of $150,000 and a performance bonus of up to $100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon.  The contract provides for payment of three (3) months salary and benefits upon termination of employment. The employment agreement also contains certain non-disclosure provisions and is subject to certain termination provisions.

Composition of the Compensation Committee

At the end of the fiscal year ended December 31, 2004 the Corporation’s compensation committee (the “Compensation Committee”) was comprised of Keith Powell and Stanley Beck.

Report on Executive Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation’s senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.

Compensation for executive officers is composed primarily of three components; base salary, performance bonuses and the granting of stock options.  Performance bonuses are considered from time to time having regard to the above referenced objectives as well as the terms of each officer’s employment contract.

The Corporation’s executive compensation program may include base salary, bonus and participation in the Corporation’s stock option plans.  In establishing the levels of base salary, the award of stock options and performance bonuses the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.  The Compensation Committee considers and, if thought fit, approves the issuance of options in accordance with the Corporation’s stock option plans.  Such stock option grants are dependent upon individual performance and competitive conditions.  The Corporation’s stock option plans require that the option exercise price be equal to the market price on the date immediately prior to the date the option was granted.

Compensation of the Chief Executive Officer

The Chief Executive Officer’s compensation is paid in accordance with the terms of his employment contract (See ”Management Employment Contracts”) which provides for payment of an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  In addition, Mr. Moustafa participates in the Plan.

The Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining the basis for Mr. Moustafa’s overall compensation.  In addition, Mr. Moustafa is entitled to participate in the Corporation’s bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2004, Mr. Moustafa was granted fully vested options to purchase a total of 271,000 Common Shares at an exercise price of $0.37.  The stock option awards to Mr. Moustafa are consistent with the compensation philosophy of the Corporation, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Mr. Moustafa is an executive officer and a member of the Board and is required to absent himself from deliberations of the Board with respect to matters related to his compensation and also abstain from voting on these matters.

Submitted on behalf of the Compensation Committee:

Keith Powell (Chair)

Compensation of Directors

Our directors received no compensation during fiscal 2004 for attending meetings of the Board of Directors or a committee of the Board of Directors.  It has been our practice to grant to a director 50,000 options to acquire our common shares upon his or her election as a director.  In addition we may grant directors additional options from time to time.  During fiscal 2004 Messrs Beck, Powell, and Steinman each received 30,000 options at $0.40.  Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of the Plan.  During February 2005, the Compensation Committee proposed and the Board of Directors approved a change to director compensation.  For 2005 onward, each non-management director shall receive Cdn$10,000 (2,500 quarterly in arrears) and 30,000 options.

The Corporation has entered into a Consultant Agreement dated January 15, 2004, as amended, December 20, 2004, with James B. Wigdale, Jr., a director of the Corporation pursuant to which Mr. Wigdale provides certain consulting services to the Corporation.  The services generally relate to business development.  As compensation for these services, Mr. Wigdale is entitled to receive a fee equal to 10% of product sales and 5% of consulting sales generated by Mr. Wigdale.  In addition, Mr. Wigdale received in December 2004, 300,000 common shares and 300,000 share purchase warrants (each entitling the holder to purchase one common share at a price of US$0.40 for a period of 3 years).  The Consultant Agreement will terminate on January 15, 2006, unless the parties consent otherwise.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers.  The annual premium payable by the Corporation in respect of such insurance is $105,000 and the total amount of insurance purchased for the directors and officers as a group is $5,000,000.  In addition to the premiums, the Corporation is liable to the extent of up to $250,000 per claim under the deductible provisions of the policy.  No claims have been made under these policies to date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, any proposed nominee for election as a director or any of their associates or affiliates is or has been indebted to the Corporation at any time since the beginning of the last completed fiscal year other than routine indebtedness (as defined in the Securities Act (Ontario)).

STOCK PERFORMANCE CHART

The following graph and chart assume that $100 was invested over a five year period commencing on December 31, 2000 and ending on December 31 of each subsequent year thereafter by comparing the yearly percentage change in the cumulative total shareholder return over those five years on the Corporation’s common shares.

	S&P/TSX Composite (TSE 300 Stock Index)	DIVERSINET CORP.
December 31, 2000	100	100
December 31, 2001	86	54
December 31, 2002	74	13
December 31, 2003	92	9
December 31, 2004	104	4

Pursuant to National Instrument 54-102 published by the Canadian Securities Administrators, the Corporation is not required to mail out its interim quarterly financial statements.  The Corporation maintains a supplemental mailing list containing the names of the holders of the securities of the Corporation to whom the interim financial statements of the Corporation will be mailed.  A return card is enclosed with this Circular permitting shareholders to request that they be placed on the supplemental mailing list.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “TSX”) has issued a series of guidelines (the “TSX Guidelines”) for effective corporate governance.  These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.  The TSX requires that each listed corporation disclose on an annual basis its approach to corporate governance.  Although the Corporation is not listed on the TSX, it refers to the TSX guidelines for guidance.  The Corporation’s approach to corporate governance is described below.

The Board of Directors is responsible for the supervision of the management of the Corporation’s business and affairs.  Under applicable law, the board is required to carry out its duties with a view to the best interests of the Corporation.

The frequency of the meetings of the Board of Directors as well as the nature of the agenda items change depending on the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces from time to time.

Composition of the Board

The TSX Guidelines recommend that a Board of Directors be constituted with a majority of individuals who qualify as “unrelated directors”.  The TSX Guidelines define an “unrelated director” as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director’s ability to act with a view to the best interests of the corporation, other than an interest arising from shareholding.  The TSX Guidelines also recommend that in circumstances where a corporation has a “significant shareholder” (a shareholder with the ability to exercise the majority of votes for the election of directors), the Board of Directors should include a number of directors who do not have interests in or relationships with either corporation or the significant shareholder, which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.  The Corporation does not have a “significant shareholder” at this time.  During 2003, Diversinet incorporated changes to its Board of Directors, including the institution of a Corporate Governance Committee and the replacement of the Chief Executive Officer as Chairman of the Board with an external director.  Moreover, as further indication of the Corporation’s mandate to comply fully with emerging corporate governance issues, the CEO and CFO each certified the most recent 6-K filing with the Securities & Exchange Commission in accordance with the Sarbanes-Oxley Act, although, as a foreign issuer, they are not technically required to do so.

The directors of the Corporation have examined these definitions in the TSX Guidelines and have individually considered their respective interests in and relationships with the Corporation.  As a consequence, the Board of Directors has concluded that four of the Board’s six members are “unrelated” within the meaning of the guidelines.  Mr. Nagy Moustafa, Chief Executive Officer, is related by virtue of being members of the management team.  Mr. Wigdale is related by virtue of his consulting agreement with the Corporation.  The Board of Directors considers its current size to be appropriate at the current time.  The Chairman of the Board is not a member of management.

The Board of Directors believes that the presence of the Chief Executive Officer on the Corporation’s Board of Directors is key to the effective governance of the Corporation.  The knowledge and insight that this director brings to the Board has been instrumental in creating a Board of Directors that functions effectively and, in turn, achieves the Corporation’s successful development.

At present, in addition to those matters which must by law be approved by the Board of Directors, management seeks Board approval for any transaction that is out of the ordinary course of business or could be considered to be material to the business of the Corporation.

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee.  The Board of Directors does not have an Executive Committee.

COMMITTEES

Audit Committee

The Audit Committee is comprised of three directors. The Audit Committee recommends engagement of the Corporation’s independent auditors and is primarily responsible for approving the services performed by the Corporation’s independent auditors.  The Audit Committee’s responsibilities included reviewing the Corporation’s financial report procedures, the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation’s external auditors.  The Audit Committee also has the responsibility to review, and to recommend for approval, the Corporation’s interim unaudited consolidated financial statements and annual consolidated financial statements, management’s discussion and analysis of financial condition and results of operations and related press releases, prior to their approval by the full Board.  The members of the Audit Committee are Mark Steinman (Chair), Keith Powell and James Wigdale.

To carry out its responsibilities, the Audit Committee held four meetings during the year ending December 31, 2004.  A copy of the Audit Committee charter and certain other prescribed information is presented in the Corporations’ Annual Report on Form 20-F.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation’s senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The members of the Compensation Committee are Keith Powell (Chair) and Stanley Beck.

Published industry salary data is reviewed and relied upon in the Committee’s assessment of appropriate compensation levels, specifically the analysis of proxies of certain public software companies and appropriate and relevant compensation surveys.

The Committee recognizes that the industry sector in which the Corporation operates is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified, experienced executive personnel.  The Committee considers it crucial that the Corporation be assured of retaining and rewarding its top calibre executives who are essential to the attainment of the Corporation’s ambitious long-term, strategic goals.

For these reasons, the Committee believes the Corporation’s executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations, including some, but not all, of the companies comprising the Nasdaq Stock Market, the Over the Counter Bulletin Board and the Toronto Venture Exchange.

Annual Cash Compensation (Base Salary Plus Performance Incentives)

The Committee believes that annual cash compensation should be paid commensurate with attained performance.  The Corporation’s executive cash compensation consists of base compensation and performance incentives.  Base salaries for executive officers are established by considering a number of factors, including the Corporation’s operating results; the executive’s individual performance and measurable contribution to the Corporation’s success; and pay levels of similar positions with comparable companies in the industry.  The Committee believes that its executive compensation must remain competitive for it to retain talented executives. Base salaries are typically reviewed annually.

The purpose of annual performance incentive compensation is to provide cash compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance. The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, is determined based on the Corporation’s operating results, the executive’s measurable contribution to the Corporation’s success, and bonus levels of similar positions with comparable companies in the industry.

For the year ending December 31, 2004, the Compensation Committee recommended and approved a total of US$36,000 for the executive team out of a potential total bonus pool of US$506,000 or 7% of the potential total bonus pool.  The low percentage pay out of executive bonuses reflects the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2005 or beyond.

Stock Options

The Committee recommends executive stock options under the Plan to foster executive officer ownership of the Corporation’s Common Stock, to stimulate a long-term orientation in decisions and to provide direct linkage with stockholder interests.  The Committee considers the total compensation package, industry practices and trends, the executive’s accountability level, and assumed potential stock value in the future when granting stock options.  The Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings.  Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for the Corporation’s executives, as well as other key employees.  The exercise prices of stock options granted to executive officers are equal to the fair market value of the Corporation’s Common Stock on the date of grant.  Therefore, stock options provide an incentive to maximize the Corporation’s profitable growth that ordinarily, over time, should be reflected in the price of the Corporation’s Common Stock.

For example, during the year ending December 31, 2004, at the recommendation of the Compensation Committee, the Compensation Committee awarded fully vested options to purchase 271,000 shares of the Corporation’s Common Stock to one key employee of the Corporation.  The exercise prices of these stock options are equal to the fair market value of the Corporation’s Common Stock on the date of grant.

Benefits

The Corporation provides benefits to the named executive officers that are generally available to all employees of the Corporation.

Chief Executive Officer Compensation

The Chief Executive Officer’s compensation is paid in accordance with the terms of his employment contract (See ”Management Employment Contracts”) which provides for payment of an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  In addition, Mr. Moustafa participates in the Plan.

The Compensation Committee did not directly base Mr. Moustafa’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Moustafa’s overall compensation.  In addition, Mr. Moustafa is entitled to participate in the Corporation’s bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2004, Mr. Moustafa was granted fully vested options to purchase a total of 271,000 Common Shares at an exercise price of $0.37.  The stock option awards to Mr. Moustafa are consistent with the compensation philosophy of the Corporation, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee

The Governance Committee is comprised of up to two directors.  The Governance Committee will assist the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  The single current member of the Governance Committee is Stanley Beck (Chair).

GENERAL

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular.  Additional information relating to the Corporation appears on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Financial information is provided in the Corporation's comparative financial statements and Managements’ Discussion and Analysis for 2004.

DATED at Toronto, Ontario, the 25th day of March 2005.

BY ORDER OF THE BOARD OF DIRECTORS

March 25, 2005

/s/ Mark Steinman

Toronto, Ontario

Mark Steinman, Chairman

#

D i v e r s i n e t

2 0 0 4  A n n u a l  R e p o r t

#

To Our Shareholders:

The past year has been one of operational and product consolidation for Diversinet, enabling the company to extend its market and financial viability while maintaining its industry-leading mobile device security intellectual capital and property.  For 2005, Diversinet management will focus its strategy on harnessing its eight years of research and product development in mobile device security to commercialize mobile authentication services.  The company will leverage its global channel and partner relationships to deliver a suite of standards-based mobile authentication products and services to the global mass market of mobile device users.

To deliver on its 2005 strategic initiatives, in 2004 Diversinet:

•

Focused cost reallocation and financing activities to provide the necessary foundation for the execution of its strategy to deliver mobile authentication product and service offerings;

•

Collaborated with Verisign, RIM, Symbian, PalmSource and Microsoft to further develop mobile authentication services utilizing the OATH reference architecture for mobile devices. Diversinet is now well-positioned as the category leader for OATH-based mobile authentication services;

•

Successfully secured $2.65 million in an oversubscribed private placement in December 2004 that included investment from its management, mobile industry executives and micro-cap institutional investors;

•

Appointed several new key executives who joined the company in January 2005 and bring strong mobile industry and operational expertise to the company; and,

•

Carried out important pre-commercial research and development projects to support the initiative for Open AuTHentication (OATH) reference architecture on mobile devices for One-Time-Password (OTP) solutions.

As the reach of the internet extends into mobile transactions, the entire mobile industry is now also struggling with the internet’s well-documented security and identity challenges.  As customers focus more on their mobile security and authentication needs, the industry has responded with new industry standards bodies and industry associations to develop security and authentication standards.  Through its active memberships in the initiative for Open AuTHentication (OATH), The Liberty Alliance, and Open Mobile Alliance (OMA), Diversinet is well-poised to immediately offer innovative mobile authentication product and service offerings to the global mobile user community.

In conclusion, I would like to thank our shareholders, our staff, and our partners for their continued support during this past year.  I believe Diversinet is well positioned to exploit our past successes and deliver concrete product and customer wins in 2005.

Regards,

/s/ Nagy Moustafa

Chief Executive Officer

#

Management's Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this document which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at February 22, 2005.

Please find enclosed the Consolidated Balance Sheets as at December 31, 2004, December 31, 2003 and October 31, 2002 and the Consolidated Statements of Earnings and Deficit and the Consolidated Statements of Cash Flows for the years ending December 31, 2004, December 31, 2003 and October 31, 2002 and for the fourteen month period ended December 31, 2003 and the Notes to Consolidated Financial Statements for Diversinet Corp.  Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respect with U.S. GAAP except as described in Note 15 to our consolidated statements.  The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The differences between line items under Canadian GAAP and those under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be less by $578,000, and greater by $35,000 for the years ended ending December 31, 2004, and October 31, 2002 respectively.  The loss under Canadian and U.S. GAAP is the same for the year ended October 31, 2003 and the fourteen months ended December 31, 2003.  These differences relate to differences in accounting for stock-based compensation.

Overview

Founded in 1997 and based in Toronto, Canada, Diversinet is a mobile device security provider for the mobile data ecosystem that develops, markets and distributes products and services to allow users to protect their identity, data and device for personal communications and commercial transactions.  Our solution encompasses all aspects of communication and commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent and the non-repudiation or legalization of the transaction.

The Diversinet MobileSecure Client and suite of Mobile Authentication Services enable application providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure mobile data services for mobile device users.

The Diversinet MobileSecure Client works with intelligent mobile device platforms including RIM Blackberry, Microsoft Windows Mobile, Symbian OS, PalmSource, and Java phones.

In addition to secure mobile device security solutions through security products, Diversinet deploys an experienced professional services team for application development and integration, consulting, training and technical support in the wireless security and identity management areas.

During fiscal 2003, the Company purchased 100% of the common shares of two companies: the DSS acquisition occurred on January 2, 2003 resulting in the inclusion of twelve month’s activities in the consolidated financial results for December 31, 2003 and the Caradas acquisition occurred on September 1, 2003 resulting in the inclusion of four month’s activity in the consolidated financial results for December 31, 2003.  Both DSS and Caradas are included for the full year for 2004.  The common shares of DSS were purchased through the issuance of shares, common share purchase warrants, cash and a promissory note.  The common shares of Caradas were purchased through the issuance of shares and common share purchase warrants.

DSS is a systems integration provider headquartered in Fremont, California.  DSS provides technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Lucent, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) implementation.

In February 2005 DSS completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet also entered into a guarantee agreement with respect to the asset purchase agreement whereby Diversinet will provide an indemnification for DSS’ obligations to the purchaser.  As part of the guarantee agreement, Diversinet is entitled to a five year annual guarantee fee of up to $120,000 per year based on certain gross profit and net profit criteria of the purchaser.

The acquisition of Caradas in September 2003 provides us with ‘smart card enablement’ to the financial, retail, enterprise, government and other markets looking for open, secure, multi-application solutions.  Caradas technology answers the need for multi-application smart card technology, essential for managing critical business processes.

During the 2003 year the Company changed its measurement and reporting currency from Canadian dollars to United States dollars and changed its year end, from October 31st to December 31st.  In addition, except where otherwise indicated, all financial information is presented in United States dollars.

During the 2004 year the Company completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated in.  After the completion of the financings, Lakefront beneficially owned 1,480,000 common shares and 18,750 common share purchase warrants, and Mr. Wigdale owned 1,100,000 common share purchase warrants.  As a result of the transactions, Lakefront, together with Mr. Wigdale, beneficially owned, as of December 31, 2004, a total of 2,817,795 common shares and 1,418,750 common share purchase warrants, together representing approximately 20.59% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

We have incurred operating losses in each of the last eight fiscal years, most recently from our continuing operations of developing security solutions.  We have sustained our business during this period through the sale of common shares in a series of private placements, by raising $3.1 million in June 2003, $2 million in January 2004 and most recently by raising $2.65 million in December 2004.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

Selected Annual Information

The selected annual information presented below is based on the audited consolidated financial statements as at December 31, 2004,

Fourteen-month

Year ended

Year ended

period ended

Year ended

December 31

December 31

December 31

October 31

2004

2003

2003

2002

Revenue

$

7,044,888

$

8,521,516

$

8,562,676

$

710,250

Loss for the period

(7,516,842)

(4,958,751)

(5,618,074)

(4,064,673)

Basic and diluted loss per share

$

(0.62)

$

(0.71)

$

(0.87)

$

(1.37)

Weighted average number of common shares

12,144,565

7,022,447

6,478,296

2,971,692

Dividends declared per share

–

–

–

–

December 31

December 31

October 31

2004

2003

2002

Cash and short term investments

$

2,734,058

$

1,966,529

$

2,452,349

Total assets

7,307,634

11,003,509

4,009,493

Total long-term financial liabilities

–

300,000

–

Operating Results

Year ended December 31, 2004 compared to year ended December 31, 2003

For the year ending December 31, 2004 and December 31, 2003, we reported revenue of $7,045,000 and $8,522,000 respectively.  We generated 96% (96% in 2003) of our revenues from the United States, 1% (3% in 2003) from the Asia Pacific region, 2% (0% in 2003) from Canada and 2% (1% in 2003) from other areas during the period ended December 31, 2004.  During this period, we generated 95% (97% in 2003) from consulting services and 5% (3% in 2003) from licensing.  While revenues increased from 2002 to 2003 as a result of the acquisition of DSS and Caradas during 2003, the lower revenue for 2004 was due to a reduction in the DSS revenues of approximately $2.7 million, offset by an increase in revenues of $1.2 million through the acquisition of Caradas in September 2003.  The overall decrease in revenues from 2003 is due to reduced services revenues caused in part to the DSS losing key management in the first quarter of 2004 and as a result DSS lost several customers over the course of the year.  We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues.

During 2004, 34% (50% in 2003) of our revenue came from two customers.  While we are endeavoring to increase our customer base, as the market that we operate in is still in an evolving stage and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales were $5,239,000 (or gross margin of 26%) for the year ended December 31, 2004 compared to $6,622,000 (or gross margin of 22%) for 2003.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  During the third quarter of 2004, we adjusted our cost of sales accrual downwards by $135,000 to more accurately estimate the direct delivery costs associated with completing the software solutions and consulting services revenue.  Licensing revenues (which have a higher gross margin than consulting services) as a percentage of total revenue increased from 2.8% in 2003 to 4.6% in 2004.

Research and development expenses were $1,154,000 for the year ended December 31, 2004 compared to $1,276,000 for 2003.  The annualized decrease is due in part to further headcount cost reduction measures carried out in during 2004.  During the year, we received a net amount of $141,000 relating to investment tax credits for R&D work done in 2003 and the two month stub period in 2002.  During 2003 we received $289,000 for 2002 and 2001 and a rebate of retail sales taxes paid in excess in 2001.

Sales and marketing expenses were $1,730,000 for the year ended December 31, 2004 compared to $2,488,000 for 2003.  The decrease in sales and marketing is largely due to the headcount cost cutting measures that we undertook in the second quarter of 2004.  Included in the December 31, 2003 sales and marketing expenses is $300,000 relating to stock-based compensation expenses.  For 2004, all stock-based compensation has been included in general and administrative expenses.

General and administrative expenses and foreign exchange losses were $2,665,000 for the year ended December 31, 2004 compared to $2,418,000 for 2003.  The 2003 figures include unrealized foreign exchange losses of $477,000 (2004 - $0).  Until October 1, 2003 we had historically prepared our consolidated financial statements in Canadian dollars and used the Canadian dollar as our measurement currency.  Included in the December 31, 2004 general and administrative expenses is $761,000 ($525,000 for 2003) relating to stock-based compensation expenses.

Other expenses:  During the third quarter of 2004 we settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000, which was recorded as ‘other’ in the statement of operations.

Depreciation and amortization expense was $936,000 for the year ended December 31, 2004 compared to $682,000 for 2003.  During the fourth quarter of 2004 we increased our depreciation charge by $145,000 (and reduced our capital assets cost base by $330,000 and our accumulated depreciation and amortization for our capital assets by $185,000) for our joint venture assets in recognition that we are in the process of winding up the joint venture.  These figures also include amortization of purchased technology and customer assets acquired on September 1, 2003 in the amount of $189,000 ($63,000 for 2003) and $331,000 ($110,000 for 2003), respectively.

We earned interest and other income of $16,000 during for 2004 compared to $5,000 for 2003 through investing our excess cash.  Interest expenses were $0 for the year ended December 31, 2004 compared to $0 for 2003.

During the fourth quarter of 2004, we completed our goodwill impairment test and determined that goodwill of $525,000 as at December 31, 2004 ($0 for 2003) relating to DSS and $2,500,000 ($0 for 2003) relating to Caradas was impaired under the fair value based methodology as prescribed under GAAP.  During fiscal 2004, Caradas was unable to attract significant new customers in order to generate the expected cash flows.  DSS lost key management in the first quarter of 2004 and as a result DSS lost several customers over the course of the year.  Furthermore, as part of the purchase price calculation, and ultimately affecting the goodwill, the original value attributed to common shares provided in the Caradas acquisition was $3.45 per common share.  As the result of the above the fair value of our goodwill exceeded its carrying value which results in an impairment charge in the current period.

We reported a net loss of $7,516,000 for the year ended December 31, 2004 and $4,959,000 for the year ended December 31, 2003.  This net loss for 2004 includes stock-based compensation expense relating to the issuance of options and warrants of $761,000 and $825,000 respectively and a goodwill impairment charge of $3,025,000 and $0 respectively.  During the year, we started to report a fair value for stock-based compensation and is including this as an expense.  During 2004, we revalued our goodwill from the DSS and Caradas acquisitions, discussed in further detail below.

Unaudited quarter ended December 31, 2004 compared to the unaudited quarter ended December 31, 2003

For the quarter ending December 31, 2004, we reported revenue of $1,380,000 compared to $2,332,000 for the quarter ended December 31, 2003.  During the quarter, we generated 100% (97% in 2003) from consulting services and 0% (3% in 2003) from licensing.  The lower revenue for the 2004 quarter was due to a reduction in the DSS revenues of approximately $603,000 and a decrease in Caradas revenues of $279,000.  During the fourth quarter of 2004, we have been focused on redefining our business plan and product offering, which culminated with the addition of new management team members effective January 3, 2005.  During the fourth quarter of 2003, Caradas revenues were $653,000 of which $243,000 was from deferred revenues delivered in the quarter.  During the similar period of 2004, Caradas’ revenues were $374,000.

Cost of sales were $1,095,000 (or gross margin of 21%) for the quarter ended December 31, 2004 compared to $1,745,000 (or gross margin of 25%) for the same quarter in 2003.  During the fourth quarter of 2004, we had a larger amount of lower margin consulting services as a percentage of total revenues.

Research and development expenses were $210,000 for the quarter ended December 31, 2004 compared to $447,000 for the similar period of 2003.  During the fourth quarter, we received a net amount of $141,000 relating to investment tax credits for R&D work done in 2003 and the two month stub period in 2002.  Sales and marketing expenses were $266,000 for the quarter ended December 31, 2004 compared to $1,214,000 for the similar period of 2003.  During 2004, we reduced our complement of people in sales and marketing, which is reflected in a lower 2004 quarterly number.  Included in the quarterly December 31, 2003 sales and marketing expenses is $300,000 relating to stock-based compensation expenses.  General and administrative expenses were $619,000 for the quarter ended December 31, 2004 compared to $883,000 for the similar period of 2003.  For 2004, all stock-based compensation has been included in general and administrative expenses.  The 2004 quarter includes $256,000 in stock-based compensation expense, compared to $525,000 for the similar period in 2003.  The 2003 quarterly figures also include unrealized foreign exchange losses of $311,000.

Depreciation and amortization expense was $336,000 for the quarter ended December 31, 2004 compared to $259,000 for the similar period of 2003.  During the fourth quarter of 2004, we increased our depreciation charge by $145,000 (and reducing our capital assets cost base by $330,000 and our accumulated depreciation and amortization for our capital assets by $185,000) for our joint venture assets in recognition that we are in the process of winding up the joint venture.

As further discussed above in the year review, during the fourth quarter of 2004, we completed our goodwill impairment test, and determined that goodwill of $525,000 as at December 31, 2004 ($0 for 2003) relating to DSS and $2,500,000 ($0 for 2003) relating to Caradas was impaired under the fair value based methodology as prescribed under Canadian GAAP.

We reported a net loss of $4,166,000 for the quarter ended December 31, 2004 and $2,264,000 for the quarter ended December 31, 2003.  This net loss includes stock-based compensation expense relating to the issuance of options and warrants of $256,000 and $825,000 respectively and a goodwill impairment charge of $3,025,000 and $0 respectively.  The loss per share was $(0.31) for the quarter ended December 31, 2004 compared to $(0.21) for the December quarter of 2003.

Fourteen month period ended December 31, 2003 compared to year ended October 31, 2002

During fiscal 2003, the Company purchased 100% of the common shares of two companies, DSS Software Technologies and Caradas, Inc.  The DSS acquisition occurred on January 2, 2003 resulting in the inclusion of twelve month’s activities in the consolidated financial results for December 31, 2003 and the Caradas acquisition occurred on September 1, 2003 resulting in the inclusion of four month’s activity in the consolidated financial results for December 31, 2003.  The common shares of DSS were purchased through the issuance of shares, common share purchase warrants, cash and a promissory note. The common shares of Caradas were purchased through the issuance of shares and common share purchase warrants.  As a result of a number of circumstances, including the current year financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the measurement currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as our measurement and reporting currency for preparation of its consolidated financial statements.

For the 14 month period ending December 31, 2003, we reported revenue of $8,563,000 compared to revenue of $710,000 for the year ended October 31, 2002.  We generated 96% (2% in 2002) of our revenues from the United States, 3% (63% for 2002) from the Asia Pacific region, 0% (29% in 2002) from Canada and 1% (6% in 2002) from other areas during the period ended December 31, 2003.  The increase in revenue is the result of the acquisition of DSS and Caradas during the year, both companies are located in the United States, leading to the high percentage of U.S.-based revenue.  Furthermore, we changed our year end to December 31, leading to a 14 month reporting period.

During the 14 month period ending December 31, 2003, 50% (53% in 2002) of our revenue came from two customers.  These customers are not related to each other.

Cost of sales were $6,622,000 (or gross margin of 23%) for the 14 month period ended December 31, 2003.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  There were no cost of sales for fiscal 2002.

Research and development expenses were $1,513,000 in the period ended December 31, 2003 compared to $1,479,000 in 2002.  The annualized decrease is due to further cost reduction measures carried out in the second quarter of 2003.  During 2003 we received a net amount of $289,000 relating to investment tax credits for R&D work done in 2002 and 2001 and a rebate of retail sales taxes paid in excess in 2001.

Sales and marketing expenses were $2,656,000 in the 14 month period ended December 31, 2003 compared to $1,104,000 in 2002.  The increase in sales and marketing is largely due to the two acquisitions that were done during the year and the increase is consistent with the increase in sales activity to generate the revenues during the period.  While the Asia Pacific market place continues to be a focal point for the Company, with the addition of DSS and Caradas, we have increased our U.S. presence and increased sales and marketing in the U.S. accordingly.  Included in the December 31, 2003 sales and marketing expenses is $300,000 relating to stock-based compensation expenses.

General and administrative expenses were $2,654,000 in the 14 month period ended December 31, 2003 compared to $1,899,000 in 2002.  These figures include foreign exchange losses of $309,000 for December 31, 2003 and a loss of $145,000 for 2002.  Until October 1, 2003, we had historically prepared our consolidated financial statements in Canadian dollars and used the Canadian dollar as its measurement currency.  Included in the December 31, 2003 general and administrative expenses is $525,000 relating to stock-based compensation expenses.

Depreciation and amortization expense was $740,000 in the 14 month period ended December 31, 2003.  These figures include amortization of purchased technology and customer assets acquired on September 1, 2003 in the amount of $63,000 and $110,000, respectively.  Depreciation and amortization expense in fiscal 2002 was $404,000.

We earned interest and other income of $26,000 during the 14 month period ended December 31, 2003 and $111,000 in fiscal 2002 through investing our excess cash.  Interest expenses were $21,000 during the 14 month period ended December 31, 2003 compared to $0 in 2002.  This interest relates to notes payable on capital assets acquired during the year.

We reported a net loss of $5,618,000 for the 14 month period ended December 31, 2003 compared to a net loss of $4,065,000 in fiscal 2002.  This net loss includes stock-based compensation expense relating to the issuance of options and warrants of $825,000 and $0 for 2002.  During the year the Company started to report a fair value for stock-based compensation and including this as an expense.

Liquidity and Capital Resources

Year ended December 31, 2004 compared to year ended December 31, 2003

Cash and cash equivalents at December 31, 2004 were $734,000 compared with $723,000 at December 31, 2003. Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at December 31, 2004 were $2,000,000 compared to $1,244,000 at December 31, 2003.  The net change in cash and cash equivalents and short term investments for 2004 was $768,000 compared to $492,000 for 2003.  The fiscal 2004 increase is mainly due to operating activities which used cash in an amount of $3,700,000 (compared to 2003 when operating activities used cash in the amount of $815,000) which was offset by two financing completed during 2004, $2,000,000 gross proceeds in January 2004 and $2,650,000 gross proceeds in December 2004 (compared to $3,100,000 gross proceeds in June 2003).  Included in the 2004 operating activities was $225,000 paid to settle a legal fee dispute with Kaye Scholer, our former attorneys on the Silva Run Worldwide litigation.

The fiscal 2003 net change in cash and cash equivalents and short term investments of $492,000 was due to operating activities, which used cash in an amount of $815,000, the investment to acquire DSS and Caradas for net $541,000, the repayment of DSS’ bank indebtedness of $240,000 and the repayment of notes payable related to the acquisition of DSS of $873,000.  These cash usages were offset by financings of net $2,921,000 (being the June 2003 financing for gross proceeds of $3,100,000 net of fees).

With the acquisition of DSS in January 2003, we acquired an opening accounts receivable balance of $2,257,000 and with the acquisition of Caradas in September 2003, we acquired an opening accounts receivable balance of $985,000.  These opening balances and collections thereafter, helped contribute to the $2,421,000 change in accounts receivable during the 14 month period ended December 31, 2003.  The inclusion of these balance sheets have affected the calculation of non-cash operating working capital for fiscal 2003.

On January 20, 2004, we completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15, 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  The later two vestings will become immediate if any one of a number of significant changes occurs within us.  During December 2004, we repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 as part of a revised agreement for 2005 services.

On December 20, 2004, we completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from December 20, 2004.

On June 23, 2003, we completed a private placement of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000.  The placement agent exercised its option to receive 500,000 common shares in lieu of its $310,000 fee from this private placement.  The placement agent also received 40,000 common shares in lieu of its $24,000 retainer fee to act as placement agent.  Further compensation was issued as a three-year broker cashless exercisable warrant terminating on June 20, 2006 to purchase up to 500,000 common shares at $0.62 per share.  The placement agent has exercised 440,000 in a cashless exercise to receive 304,037 common shares.

As of December 31, 2004, we had commitments under non-cancelable operating leases for our facilities and equipment through 2006 in amounts ranging from $528,000 in fiscal 2005 declining to $380,000 in fiscal 2006.

We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our short term investments, created by our past financings.  We have not used derivative financial instruments in our short term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

We believe that our cash and cash equivalents and short-term investments as at December 31, 2004 of $2,734,000 may be insufficient to meet our short-term working capital requirements for the next fiscal year.  We may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2004:

	Revenue for the period	Loss for the period	Basic and diluted loss per share
December 31, 2004	$ 1,380,000	$ 4,166,000	$ 0.31
September 30, 2004	1,730,000	660,000	0.05
June 30, 2004	1,748,000	1,347,000	0.11
March 31, 2004	2,187,000	1,343,000	0.11
December 31, 2003	2,332,000	2,264,000	0.21
September 30, 2003	2,606,000	701,00	0.07
June 30, 2003	1,778,000	1,042,000	0.28
March 31, 2003	1,806,000	952,000	0.30

The December 31, 2004 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment charge of $3,025,000 and the $145,000 depreciation and amortization charge relating to the joint venture, as discussed herein.  While fourth quarter 2004 revenues were less than fourth quarter 2003, the loss for the period, net of the goodwill impairment charge and joint venture charge of $996,000 is consistent with other recent quarterly losses.

Quarter ended December 31, 2004 compared to quarter ended December 31, 2003

The net change in cash and cash equivalents and short term investments for the fourth quarter of 2004 was $1,762,000 compared to $(488,000) for the fourth quarter of 2003.  The increase is mainly due to the fourth quarter of 2004 operating activities which used cash in an amount of $861,000 which was offset by the financing completed during December 2004 year for gross proceeds of $2,650,000.

The fourth quarter 2003 net change in cash and cash equivalents and short term investments of $(488,000) is due to operating activities, which used cash in an amount of $757,000 offset by the increase in promissory notes and notes payable related to the acquisition of Caradas of $162,000 and the issuance of shares for services to investment bankers and warrant compensation expense for $161,000.

With the acquisition of Caradas in September 2003 we acquired an opening accounts receivable balance of $985,000.  This opening balances and collections thereafter, helped contribute to the $571,000 change in accounts receivable during the fourth quarter of 2003.

Fourteen month period ended December 31, 2003 compared to year ended October 31, 2002

Cash and cash equivalents at December 31, 2003 were $723,000 compared with $609,000 at October 31, 2002.  Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at December 31, 2003 were $1,244,000 compared to $1,844,000 at October 31, 2002.  The net change in cash and cash equivalents and short term investments for the fourteen month period of 2003 was $(486,000) compared to $(1,444,000) for fiscal 2002.  The decrease for the fourteen month period is mainly due to operating activities, which used cash in an amount of $1,677,000, the repayment of DSS’ bank indebtedness of $240,000 and the repayment of notes payable related to the acquisition of DSS of $873,000.  These cash usages were offset by the June 2003 financing for gross proceeds of $3,100,000.  With the acquisition of DSS in January 2003 we acquired an opening accounts receivable balance of $2,257,000 and with the acquisition of Caradas in September 2003 we acquired an opening accounts receivable balance of $985,000.  These opening balances and collections thereafter, helped contribute to the $2,425,000 change in accounts receivable during the fourteen month period ended December 31, 2003.

On June 23, 2003, we completed a private placement of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000.  The placement agent exercised its option to receive 500,000 common shares in lieu of its $310,000 fee from the Private Placement.  The placement agent also received 40,000 common shares in lieu of its $24,000 retainer fee to act as placement agent.  Further compensation was issued as a three-year broker cashless exercisable warrant terminating on June 20, 2006 to purchase up to 500,000 common shares of Diversinet at $0.62 per share.  The placement agent has exercised 440,000 in a cashless exercise to receive 304,037 common shares.

With the addition of DSS in January 2003 and Caradas in September 2003, we incorporated the fair value of their balance sheets into the Company’s on the acquisition dates.  The inclusion of these balance sheets have affected the calculation of non-cash operating working capital for the fourteen month period ended December 31, 2003.

The net change in cash and cash equivalents and short term investments for the twelve month period ending October 31, 2002 of $(1,444,000) is mainly due to operating activities which used cash in an amount of $4,532,000 which was offset by the April 2002 financing for gross proceeds of $3,100,000.  In April 2002, we completed a private placement for net proceeds of $3,108,000.  The Company completed the issue and sale of 518,671 units in the capital of the Company at $6.00 per unit for gross proceeds of $3,112,022.

As of December 31, 2003 we had commitments under non-cancelable operating leases for our facilities and equipment through 2006 in amounts ranging from $620,000 in fiscal 2004 declining to $308,000 in fiscal 2006.

Transactions with Related Parties

A member of the Company’s advisory board, and subsequent to year end, the Board, received consideration relating to services performed during the year of 1,100,000 share purchase warrants (750,000 exercisable at $2.05 and 350,000 exercisable at $0.60 per common share) valued at $1,593,710 as well as 300,000 common shares and 300,000 share purchase warrants (exercisable at $0.40 per common share) valued at $97,140 relating to private placements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts, the useful lives of intangible assets, including customer assets and purchased technology, and goodwill impairment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the year ended December 31, 2004, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 2 to our consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-3 and annual Form 20-F filed on EDGAR in the United States and filed on SEDAR in Canada.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  The projected cash flows for the Company are based upon assumptions that include, amongst others, a revenue stream from our wireless security and identity management solutions and the success of future external financing initiatives.  Should these projects be delayed then the present working capital would not be sufficient for the Company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities.  It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2005.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2003 and 2004, we incurred a portion of our expenses in U.S. dollars, but we also incurred a portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in June 2003, January 2004 and December 2004, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars.  During fiscal 2003 and 2004 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  During 2004, the Silva Run Worldwide Ltd. lawsuit that was started in May 1996 was settled.  Furthermore the Company also settled the outstanding legal fee dispute with Kaye Scholer, our former attorneys on the Silva Run Worldwide Ltd. litigation.  Also during 2004, we settled a former employee lawsuit that was started in January 2004 and we settled two former employee lawsuits that were started in July 2003.

(a)

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and have been examined and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls and systems designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Nagy Moustafa	/s/ David Hackett
Nagy Moustafa, Chief Executive Officer	David Hackett, Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2004, December 31, 2003 and October 31, 2002 and the consolidated statements of earnings and deficit and cash flows for each of the years ended December 31, 2004, December 31, 2003, October 31, 2002 and for the fourteen-month period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, December 31, 2003 and October 31, 2002 and the results of its operations and its cash flows for each of the years ended December 31, 2004, December 31, 2003, October 31, 2002 and for the fourteen-month period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/KPMG LLP

Chartered Accountants, Toronto, Canada, February 14, 2005, except for note 16 which is as of February 28, 2005.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated February 14, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/KPMG LLP

Chartered Accountants, Toronto, Canada, February 14, 2005 except for note 16 which is as of February 28, 2005.

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at

December 31

December 31

October 31

2004

2003

2002

Assets

Current assets:

Cash and cash equivalents

$

734,058

$

722,569

$

608,692

Short-term investments

2,000,000

1,243,960

1,843,657

Accounts receivable (including $nil, $62,293,

$110,148 from joint venture, note 8)

761,978

1,081,760

265,672

Other receivables

52,189

85,748

15,933

Prepaid expenses

201,857

375,009

77,012

Total current assets

3,750,082

3,509,046

2,810,966

Capital assets, net (note 4)

593,673

986,316

1,198,527

Purchased technology, net of accumulated

amortization of $251,333, (2003-$62,833,

2002-$nil) (note 3)

125,667

314,167

–

Customer assets net of accumulated

amortization of $441,024, (2003- $110,256,

2002-$nil) (note 3)

551,280

882,048

–

Goodwill (notes 2c and 3)

2,286,932

5,311,932

–

Total assets

$

7,307,634

$

11,003,509

$

4,009,493

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable

$

591,356

$

899,644

$

352,025

Accrued liabilities (note 5)

710,923

1,351,400

698,137

Notes payable

4,611

28,192

–

Current portion of promissory note

–

300,000

–

Deferred revenue

165,343

477,449

9,228

Total current liabilities

1,472,233

3,056,685

1,059,390

Promissory note

–

300,000

–

Shareholders’ equity:

Share capital (note 6):

Authorized:

Unlimited common shares

Issued and outstanding:

19,157,941, 11,043,027, 3,222,308

common shares

52,445,135

49,191,482

40,677,645

Contributed surplus

1,265,549

126,173

72,680

Cumulative translation adjustment

(1,520,721)

(1,520,721)

(1,936,534)

Share purchase warrants (note 6)

2,830,929

1,331,652

–

Deficit

(49,185,491)

(41,481,762)

(35,863,688)

Total shareholders’ equity

5,835,401

7,646,824,

2,950,103

Future operations (note 1)

Commitments and contingencies (note 11)

Total liabilities and shareholders’ equity

$

7,307,634

$

11,003,509

$

4,009,493

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Mark Steinman

/s/ Nagy Moustafa

Mark Steinman, Chairman

Nagy Moustafa, Director

#

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

Fourteen-month

Year ended

Year ended

period ended

Year ended

December 31

December 31

December 31

October 31

2004

2003

2003

2002

Revenue (including $nil, $nil, $85,138, $127,034,

from joint venture, note 8)

$

7,044,888

$

8,521,516

$

8,562,676

$

710,250

Cost of sales

5,238,727

6,622,495

6,622,495

–

Gross margin

1,806,161

1,899,021

1,940,181

710,250

Expenses:

Research and development

1,153,758

1,275,598

1,513,323

1,478,980

Sales and marketing

1,729,568

2,487,881

2,656,099

1,103,722

General and administrative

2,636,908

2,093,639

2,345,572

1,754,696

Foreign exchange loss (gain)

28,386

324,365

308,642

144,606

Other (note 3)

(171,000)

–

–

–

Depreciation and amortization

935,981

681,719

740,049

404,015

6,313,601

6,863,202

7,563,685

4,886,019

Loss before the following

(4,507,440)

(4,964,181)

(5,623,504)

(4,175,769)

Interest income and other income

(15,598)

(5,430)

(26,302)

(111,096)

Interest expense

–

–

20,872

–

Goodwill impairment charge (note 2c)

3,025,000

–

–

–

Loss for the period

(7,516,842)

(4,958,751)

(5,618,074)

(4,064,673)

Deficit, beginning of period

(41,481,762)

(36,523,011)

(35,863,688)

(31,799,015)

Adjustment for cumulative effect of change in

accounting for stock based compensation (note 2p)

(186,887)

–

–

–

Deficit, end of period

$

(49,185,491)

$

(41,481,762)

$

(41,481,762)

$

(35,863,688)

Basic and diluted loss per share (note 7)

$

(0.62)

$

(0.71)

$

(0.87)

$

(1.37)

Weighted average number of common shares

12,144,565

7,022,447

6,478,296

2,971,692

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

Fourteen-month

Year ended

Year ended

Year ended

Year ended

December 31

December 31

December 31

October 31

2004

2003

2003

2002

Cash provided by (used in):

Operating activities:

Loss for the period

$

(7,516,842)

$

(4,958,751)

$

(5,618,074)

$

(4,064,673)

Items not involving cash:

Depreciation and amortization

935,981

681,719

740,049

404,015

Goodwill impairment charge (note 2c)

3,025,000

–

–

–

Stock-based compensation expense

760,916

825,010

825,010

–

Other (note 3)

(171,000)

–

–

–

Unrealized foreign exchange loss

–

477,210

415,813

71,603

Change in non-cash operating working capital:

Accounts receivable

319,782

2,421,204

2,425,570

(91,726)

Other receivables

33,559

(55,757)

(69,815)

47,094

Prepaid expenses

173,152

13,457

(98,846)

300,700

Accounts payable

(308,288)

(1,196,927)

(571,786)

(402,707)

Accrued liabilities

(640,477)

1,130,029

431,892

(777,766)

Deferred revenue

(312,106)

(152,162)

(156,371)

(18,552)

Cash used in continuing operations

(3,700,323)

(814,968)

(1,676,558)

(4,532,012)

Financing activities:

Issue of common shares, common share

purchase options and warrants for cash

4,565,503

2,920,746

2,920,646

3,108,317

Notes payable

(23,581)

(873,323)

(873,323)

–

Repayment of promissory notes payable

(50,000)

–

–

–

Bank indebtedness

–

(240,979)

(240,979)

–

Cash provided by financing activities

4,491,922

1,806,444

1,806,344

3,108,317

Investing activities:

Short-term investments

(756,040)

(269,777)

599,698

112,799

Acquisitions, net of cash received

–

(541,084)

(541,084)

–

Net (addition) disposal of capital assets

(24,070)

42,085

(74,523)

(20,525)

Cash provided by (used in) investing activities

(780,110)

(768,776)

(15,909)

92,274

Increase (decrease) in cash and cash equivalents

11,489

222,700

113,877

(1,331,421)

Cash and cash equivalents, beginning of period

722,569

499,869

608,692

1,940,113

Cash and cash equivalents, end of period

$

734,058

$

722,569

$

722,569

$

608,692

Supplementary non-cash financing and
investing activities:

Issue of warrants on acquisitions

$

–

$

1,044,640

$

1,044,640

$

–

Issue of common shares on acquisitions

–

4,959,875

4,959,875

–

Issuance of shares in settlement of debt

400,000

–

–

–

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2004, December 31, 2003, October 31, 2002, and the fourteen month period ended December 31, 2003.

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplaces.

1.

Future operations:

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing or generating positive cash flows from operations.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.

Significant accounting policies:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 15, conform in all material respects with accounting principles generally accepted in the United States.  Significant accounting policies adopted by the Company are as follows:

(a)

Fiscal year:

In 2003, the Company changed its fiscal year end from October 31 to December 31.  As a result, financial statements for the fourteen-month period ended December 31, 2003 in addition to the financial statements for the years ended December 31, 2004, December 31, 2003 and October 31, 2002, have been presented.

(b)

Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  The Company accounts for its interest in a joint venture by the proportionate consolidation method.  All significant intercompany transactions and balances have been eliminated.

(c)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable tangible and intangible assets acquired, less liabilities assumed, based on their fair values.  When the Company enters into a business combination, the purchase method of accounting is used.  Goodwill is assigned as of date of the business combination to reporting units that are expected to benefit from the business combination.  Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value.  When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

During the fourth quarter of the 2004 fiscal year, the Company completed its goodwill impairment test relating to goodwill, and determined that goodwill of $525,000 as at December 31, 2004 relating to the DSS reporting unit (note 3a) and $2,500,000 relating to the Caradas reporting unit was impaired.  These amounts have been recorded as a goodwill impairment charge in the current period.  During fiscal 2004 Caradas (note 3b) lost a significant customer and was unable to attract significant new customers in order to generate the expected cash flows.  DSS has also lost several customers and key management left the Company in the current period.  As the result of the above the fair value of the reporting units goodwill exceeded its carrying value which results in an impairment charge in the current period.

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

Balance January 1, 2003

$

–

Acquired during the year (note 3a, 3b)

5,311,932

Balance December 31, 2003

5,311,932

Goodwill impairment charge (note 3a, 3b)

(3,025,000)

Balance December 31, 2004

$

2,286,932

(d)

Impairment or disposal of long-lived assets:

The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle.  An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.  Prior to January 1, 2003, the Company assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate.

(e)

Revenue recognition:

The majority of our revenues are derived from consulting services delivered on a stand alone basis.  We provide technical consulting services to our customers in the areas of systems integration, software development and Customer Relationship Management and enterprise Relationship Management implementation.  We also provide technical consulting services relating to smart card based application security systems.  We also derive revenues from products and services for mobile commerce over wireless networks.

Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the specifics of the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts are recognized as the services are provided.  Revenue from fixed price long-term contracts is recognized in accordance with CICA 3400 “Revenue” and related guidance, and Statement of Position 81-1 “Accounting for performance of construction type and certain production type contracts” using the percentage of completion method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project.  Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services.  Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met.  Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in revenues.

Revenue from software license agreements is recognized in accordance with CICA 3400 “Revenue” and Statement of Position 97-2 “Software Revenue Recognition” as amended upon execution of a license agreement and the shipment of the software, as long as all vendor obligations have been satisfied, the license fee is fixed and determinable and collection of the license fees is probable.  We consider fees related to arrangements with significant payments due beyond our normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectibility is not considered probable, revenue is recognized when the fee is collected.  Revenue from the sale of additional software products is recognized as software is delivered.

Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, et cetera) is allocated to each element based on vendor specific objective evidence (VSOE) of relative fair value of the elements. When arrangements contain multiple elements and VSOE only exists for all undelivered elements, the Company recognizes revenue for the delivered elements using the residual method, whereby the total arrangement fee is assigned to the undelivered elements based on their fair value, with the residual assigned to the delivered elements and recognized.  VSOE used in determining the fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  For arrangements containing multiple elements where VSOE does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until either VSOE exists for the remaining undelivered elements or all elements have been delivered.  The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed.

The Company’s sales arrangements generally include standard payment terms ranging up to 90 days.  The Company provides a limited product warranty, the costs of which have historically been insignificant.  The Company’s products are not subject to rights of return, stock rotation rights or price protection.

(f)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(g)

Short-term investments:

Short-term investments consist of bonds having a term of 90 days when acquired which are recorded at cost plus accrued interest.

(h)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year incurred.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.  The Company has recorded no investment tax credits.

(i)

Research and development costs:

Research costs are expensed as incurred.  Software development costs are deferred once costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.  Such deferred costs are amortized, commencing when the product is commercially released, on a straight-line basis over two years.  The recoverability of any unamortized deferred development costs is reviewed on an ongoing basis.

(j)

Purchased and acquired technology:

The Company capitalizes purchased technology and amortizes such costs over two years.  The carrying value is assessed on a periodic basis to determine if a write-down is required.

(k)

Customer assets:

Customer relationships are amortized over three years. Customer contracts are amortized as services are performed.  The carrying value is accessed on a periodic basis to determine if a write-down is required.

(l)

Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in loss for the period.

As a result of a number of circumstances, including the current year financing activities during fiscal 2003, the acquisition of DSS Software Technologies and Caradas, Inc. and the U.S. dollar becoming the measurement currency in which most of the Company’s business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements.  Comparative financial information has been restated in U.S. dollars using the current rate method.

Under this method share capital has been translated at the exchange rate in effect at the time of the transaction.  Deficit has been translated at the approximate rates prevailing at the dates of the transactions and monetary assets and liabilities have been translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  The resulting difference has been classified as a cumulative translation adjustment on the balance sheet.

(m)

Capital assets:

Capital assets are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates and bases:

Asset

Basis

Rate

Computer hardware

Declining balance

30%

Computer software

Declining balance

30%

Furniture and fixtures

Declining balance

20%

Leasehold improvements

Straight-line

Over term of lease

(n)

Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry forward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(o)

Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(p)

Stock-based compensation:

Effective January 1, 2004, Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options.  In accordance with the transition rules, the Company has retroactively adopted this change without re-statement of prior years and has determined the fair value of stock options granted to employees since November 1, 2002 in the amount of $186,887, representing the expense for the 2003 fiscal year.  This amount has been charged to deficit with an offsetting increase to the contributed surplus.  For the year ended December 31, 2004, an expense with respect to stock-based compensation in the amount of $577,549 has been recorded.  For the year ended December 31, 2003 and the fourteen month period ended December 31, 2003 had the Company determined compensation expense based on the fair value of stock options granted subsequent to November 1, 2002 the Company’s loss and loss per share would have been reported as the pro-forma amounts indicated below:

Year ended

Fourteen months ended

December 31, 2003

December 31, 2003

Loss for the period as reported

$

(4,958,751)

$

(5,618,074)

Pro forma loss

(5,145,638)

(5,804,961)

Pro forma loss per common share:

Basic and diluted

$

(0.73)

$

(0.90)

Weighted average number of common shares

7,022,447

6,478,296

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Year ended

Fourteen months ended

December 31, 2003

December 31, 2003

Risk-free interest rate

3.092

3.092

Volatility factor of the future expected market price

150%

150%

Weighted average expected life of options

3 years

3 years

(q)

Use of estimates:

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  Actual results could differ from those estimates.

1.

Acquisitions:

(a)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies (“DSS”), a consulting services provider.  The aggregate purchase price was $1,301,038 consisting of $300,000 in cash, $26,998 in costs associated with the acquisition, $600,000 of promissory note payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants vest equally on January 2, 2003, 2004 and 2005, and are exercisable at $3.75 per share for 5 years. Additional future consideration in the amount of $800,000 is payable based on the achievement of certain financial targets over the next two years and will be recorded with an increase to goodwill if and when the targets have been met.

Fair value of net capital assets acquired	$ 93,374
Working capital	290,422
Goodwill	917,242
Purchase price	$ 1,301,038

Consideration on the acquisition in the form of a promissory note in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 was replaced during fiscal 2004 by the issuance of 200,000 Diversinet shares, cash payment of $50,000 in February 2004 and a promissory note of $150,000.  The existing 120,000 warrants exercisable at $3.75 have been replaced by the issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 and expiring on December 31, 2006.

During August 2004 the Company settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000 which was recorded as ‘other’ in the statement of earnings and deficit.  Additional future cash consideration of $800,000 based on achievement of certain financial targets was also eliminated.

During the fourth quarter the Company completed its goodwill impairment test and calculated that the fair value of goodwill was $392,242 and accordingly recorded an impairment charge of $525,000.

(a)

In September 2003, the Company acquired 100% of the outstanding shares of Caradas, Inc., a credential management provider.  The aggregate purchase price was $5,630,475 consisting of 1,417,500 common shares with a value of $4,895,310, $64,565 in the costs associated with the acquisition and 200,000 common share purchase warrants with a value of $670,600.  The share purchase warrants vest equally on a quarterly basis over three years and each is exercisable to purchase one common share at $2.45 per share for five years from the date of vesting.  The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired	$ 186,853
Working capital	(320,372)
Purchased technology	377,000
Customer assets	992,304
Goodwill	4,394,690
Purchase price	$ 5,630,475

The customer assets of $992,304 are comprised of customer relationships and other customer contracts.  The customer relationships were assigned a useful life of three years, while the customer contracts will be amortized as services are performed.  The purchased technology of $377,000 has been assigned a useful life of two years.  During the fourth quarter of 2004 the Company completed its goodwill impairment test and concluded that the fair value of goodwill was $1,894,690 and accordingly recorded an impairment charge of $2,500,000.

1.

Capital assets:

Accumulated

Net

December 31, 2004

Cost

depreciation

book

and amortization

value

Computer hardware

$

1,147,777

$

841,425

$

306,352

Computer software

508,163

385,197

122,966

Furniture and fixtures

290,789

171,249

119,540

Leasehold improvements

170,825

126,010

44,815

$

2,117,554

$

1,523,881

$

593,673

In the year ended December 31, 2004, depreciation expense and amortization on capital assets amounted to $416,712.

Accumulated

Net

December 31, 2003

Cost

depreciation

book

and amortization

value

Computer hardware

$

1,342,228

$

817,852

$

524,376

Computer software

556,319

365,310

191,009

Furniture and fixtures

291,174

138,401

152,773

Leasehold improvements

234,865

116,707

118,158

$

2,424,586

$

1,438,270

$

986,316

In the year ended December 31, 2003, depreciation expense and amortization on capital assets amounted to $508,630.

2.

Accrued liabilities:

December 31

December 31

2004

2003

Compensation

$

378,726

$

815,135

Professional fees

102,760

372,663

Miscellaneous

229,537

163,602

$

710,923

$

1,351,400

3.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

Compensation options and warrants			Common shares
	Number	Amount	Number	Amount
Balance, October 31, 2001 (b)	41,350	$ –	2,641,488	$ 37,569,328
Private placement (c)	471,554	–	580,820	3,108,217
Balance, October 31, 2002	512,904	–	3,222,308	40,677,545
Reverse stock split (d)	–	–	–	(5,246)
Private placement (e)	60,000	68,304	5,844,037	2,932,587
Stock options exercised and shares issued (a)	–	–	83	52
Acquisition of DSS (f)	120,000	374,040	–	–
Acquisition of Caradas (g)	200,000	670,600	1,417,500	4,895,310
Professional services (h)	127,500	218,708	559,099	701,620
Private placement (e)	–	–	–	(10,386)
Balance, December 31, 2003	1,020,404	1,331,652	11,043,027	49,191,482
Stock options exercised and shares issued (a)	–	–	189,914	358,458
Private Placement (i)	1,100,000	1,593,710	1,000,000	364,571
Private Placement (j)	300,000	97,140	6,925,000	2,530,624
Professional services (k)	163,000	(191,573)	–	–-
Warrants expired (b)	(15,000)	–	–	–
Balance December 31, 2004	2,568,404	$ 2,830,929	19,157,941	$ 52,445,135

(a)

During 2002, 2003 and 2004, the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company.

(b)

Warrants outstanding as of October 31, 2001 consist of 15,000 warrants issued in October 1999 as an exercise price of $131.25 per share, warrants expired unexercised in October 2004, and 26,350 warrants issued in May 2000 at an exercise price of $85.90 per share, expiring May 2005.

(c)

On April 4, 2002, the Company completed a private placement of 518,670 units at a price of $6.00 per unit for gross proceeds before expenses $3,112,022.  Each unit was comprised of one common share and three-quarters of one common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share at a price of $7.20 per common share for a period of up to three years from April 4, 2002.

The following consideration was issued to placement agents in connection with the private placement:  (i) cash consideration of $140,400 plus out-of-pocket expenses of approximately $7,500; (ii) compensation options to purchase up to 23,400 units on the same terms as described above; (iii) 50,000 common share purchase warrants to purchase common shares at prices of $6.00 and $7.20 and expiring on April 2 and 3, 2005; (iv) 18,750 common share purchase warrants to purchase common shares at a price of $0.10 per common share.

On April 8, 2002, the compensation options noted in (ii) above, were exercised and the Company issued 23,400 common shares and 17,550 common share purchase warrants to the placement agents.

On May 8, 2002, upon issuance of the common share purchase warrants noted in (iv) above, the warrants were immediately exercised and the Company issued 18,750 common shares.  The fair value of these warrants in the amount of $110,625 was recorded as share issue costs.

On May 8, 2002, the Company issued an additional 20,000 units at a price of $6.00 per unit for gross proceeds of $120,000.  Each unit was comprised of one common share and three quarters of one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one common share at a price of $7.20 for a period of three years from May 8, 2002.

(d)

On January 28, 2003 the Company completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. All common share amounts in the financial statements have been restated to give effect to the stock split.

(e)

On June 23, 2003, the Company completed a private placement of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000.

The placement agent exercised its option to receive 500,000 common shares in lieu of its $310,000 fee from the Private Placement.  The placement agent also received 40,000 common shares in lieu of its $24,000 retainer fee to act as placement agent.  Further compensation was issued as a three-year broker cashless exercisable warrant terminating on June 20, 2006 to purchase up to 500,000 common shares of Diversinet at $0.62 per share.  The placement agent has exercised 440,000 in a cashless exercise to receive 304,037 common shares.

(f)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies. The purchase price included 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at $2.05 per share for five years.

(g)

On September 1, 2003, Diversinet acquired 100% of the outstanding shares of Caradas, Inc. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants.  The share purchase warrants are exercisable at $2.45 per share for five years.  During 2004, 100,000 share purchase warrants were cancelled and the remaining warrants were repriced to $0.40.  The share purchase warrants will vest to the holder quarterly over three years.

(h)

Professional services:

The following chart summarizes the activity during the fourteen month period ended December 31, 2003:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	20,000	$ 42,088	–	$ –
Consulting services (ii)	2,500	5,260	–	–
Business development services (iii)	–	–	250,000	300,000
Public relations services (iv)	100,000	57,620	200,000	240,000
Warrants exercised (iv)	(100,000)	(57,620)	69,099	57,620
Advisory board consulting services (v)	50,000	59,260	–	–
Consulting services (vi)	–	–	40,000	104,000
Consulting services (vii)	25,000	39,640	–	–
Advisory board consulting services (viii)	25,000	52,508	–	–
Consulting services (ix)	5,000	19,952	–	–
	127,500	$ 218,708	559,099	$ 701,620

(i)

On November 1, 2002 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on October 23, 2005 to purchase up to 20,000 of our common shares at $2.60 per share.

(ii)

On November 1, 2002 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on October 23, 2005 to purchase up to 2,500 of our common shares at $2.60 per share.

(iii)

On May 14, 2003, the Company entered into an agreement for business development services.  This agreement is subject to certain milestones that if not met may allow Diversinet to terminate the retainer portion of the agreement and /or the entire agreement.  In consideration for the services to be rendered Diversinet will pay a retainer equal to $25,000 per month, which at our discretion may be paid as follows: (i) $25,000 per month in cash, or (ii) $25,000 per month by the issuance of 41,667 common shares per month, or (iii) $20,000 per month in cash and issuance of 8,333 common shares per month.  The Company has elected to pay the first six months by way of 250,000 common shares.

(iv)

On May 14, 2003, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year cashless exercisable warrant terminating on May 12, 2006 to purchase up to 100,000 of our common shares at $0.60 per share and 200,000 common shares, being 16,667 common shares per month for 12 months in regards to the compensation payable by us for these services.  The consultant opted to have a cashless exercise and received 69,099 common shares.

(v)

On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on June 30, 2006 to purchase up to 50,000 of our common shares at $0.62 per share.

(vi)

On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a five-year warrant terminating on August 1, 2008, vesting equally on a quarterly basis over three years, to purchase up to 25,000 of our common shares at $0.62 per share in regards to the compensation payable by us for these services.

(vii)

On July 17, 2003, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued 40,000 of our common shares.

(viii)

On August 20, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a one-year warrant terminating on August 20, 2004 to purchase up to 25,000 of our common shares at $3.40 per share.

(ix)

On September 1, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on September 30, 2005 to purchase up to 5,000 of our common shares at $2.50 per share.

(a)

On January 20, 2004, the Company completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  The later two vestings will become immediate if any one of a number of significant changes occurs within the Company.  During December 2004, the Company repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 in connection with the financing in (j) below).

(b)

On December 20, 2004, the Company completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from December 20, 2004.

(c)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2004:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Advisory board consulting services (i)	25,000	$ 45,930	–	$ –
Consulting services (ii)	72,000	100,574	–	–
Consulting services (iii)	15,000	5,464	–	–
Consulting services (iv)	18,000	22,360	–	–
Consulting services (v)	38,000	3,027	–	–
Consulting services (vi)	100,000	4,810	–	–
Consulting services (vii)	20,000	1,202	–	–
Cancelled during 2004 (viii)	(125,000)	(374,940)	–	–
	163,000	(191,573)	–	–

(i)

On January 16, 2004, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on January 30, 2006 to purchase up to 25,000 of our common shares at $2.50 per share in regards to the compensation payable by us for these services.

(ii)

On January 31, 2004, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on January 30, 2006 to purchase up to 72,000 of our common shares at $2.50 per share in regards to partial compensation payable by us for these services.

(iii)

On April 11, 2004 the Company amended an agreement for consulting services dated August 20, 2003.  As additional consideration for the services to be rendered in accordance with the agreement, Diversinet issued a five-year warrant terminating on April 11, 2009 to purchase up to 15,000 of our common shares at $1.90 per share in regards to the compensation payable by us for these services.

(iv)

On May 1, 2004 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on May 17, 2006 to purchase up to 18,000 of our common shares at $1.65 per share in regards to the compensation payable by us for these services.

(v)

On September 20, 2004, the Company entered into an agreement for corporate marketing. In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 38,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.

(vi)

On September 20, 2004, the Company entered into an agreement for internal corporate sales providing development and support for the sales message and strategy.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 100,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services

(vii)

On September 22, 2004, the Company entered into an agreement for internal legal services.  In part consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on January 31, 2006 to purchase up to 20,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.

(viii)

 Amount related to warrants expiring during the period unexercised.  The value of these warrants has been reclassified to contributed surplus.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.  Anti-dilutive options amounted to 687,686 at December 31, 2004, 783,946 at December 31, 2003 and 739,646 at October 31, 2003 (2002 - 256,979; 2001 - 298,518).  Anti-dilutive warrants amounted to 2,025,404 at December 31, 2004, 905,404 at December 31, 2003 and October 31, 2003 (2002 - 512,904; 2001 - 41,350), respectively.

2.

Interest in joint venture:

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company’s Asian activities.  Each party holds a 50% interest in the joint venture.  These financial statements reflect the Company’s proportionate interest in the joint venture’s assets, liabilities, revenue and expenses.  During the second quarter of 2004, the Company received notification from the other joint venture partner of their intent to terminate the joint venture agreement and wind up the joint venture.

The Company’s proportionate share of assets and liabilities of the joint venture is $nil as at December 31, 2004 (2003 - $87,716).  During fiscal 2004, the Company recognized revenue of $nil (2003 - $nil) from sales to the joint venture.

3.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

December 31

December 31

October 31

2004

2003

2003

Future tax assets:

Operating loss carryforwards

$

12,270,399

$

10,813,090

$

10,635,743

Capital loss carryforwards

754,249

567,607

558,094

Share issue costs

109,248

121,514

119,478

Research and development costs

3,365,743

2,736,323

2,631,275

Capital assets, accounting basis less than tax basis

6,129,204

5,706,491

5,604,328

22,628,844

19,945,025

19,548,918

Valuation allowance

(22,628,844)

(19,945,025)

(19,548,918)

Net future tax assets

$

–

$

–

$

–

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2004, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $30,943,000.  These losses expire in the following fiscal years:

2005

4,584,000

2006

4,468,000

2007

11,716,000

2008

3,510,000

2009

399,000

2010

4,267,000

2011

1,999,000

$

30,943,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $2,821,000, expiring between 2018 and 2024.

4.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2004 - 75%, December 31, 2003 - 60% and October 31, 2003 - 60% (78% - October 31, 2002) of the capital assets were located in Canada, 25% (22% - December and October 31, 2003 $nil in October 31, 2002) were located in the United States and 0% (18% - December 31 and October 31, 2003 and 22% - October 31, 2002) in Hong Kong.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended October 31, 2003 and the fourteen month period ended December 31, 2003, are as follows:

Sales

Accounts Receivable

December 31

December 31 and

October 31

December 31

December 31

2004

October 31, 2003

2002

2004

2003

Customer 1

17%

30%

–

$

183,192

203,752

Customer 2

17%

20%

–

178,417

125,746

Customer 3

–

–

12%

62,293

62,293

Customer 4

–

–

25%

–

–

Customer 5

–

–

28%

–

–

Customer 6

–

–

17%

42,500

42,500

The Company does not consider itself to be economically dependent on any single customer or supplier.

Revenue is attributable to geographic location based on the location of the customer, as follows:

Year end

Year end

Fourteen months

Year end

December 31

December 31

December 31

October 31

2004

2003

2003

2002

Sales:

United States

$

6,776,505

$

8,177,989

$

8,219,149

$

17,259

Canada

116,525

9,665

9,665

204,159

Other

110,000

70,000

70,000

45,082

Asia

41,858

263,862

263,862

443,750

$

7,044,888

$

8,521,516

$

8,562,676

$

710,250

Revenue is attributable as follows:

Year end

Year end

Fourteen months

Year end

December 31

December 31

December 31

October 31

2004

2003

2003

2002

Sales:

Consulting services

$

6,716,001

$

8,192,756

$

8,202,336

$

207,192

Licensing

328,887

328,760

360,340

503,058

$

7,044,888

$

8,521,516

$

8,562,676

$

710,250

5.

Commitments and contingencies:

(a)

Litigation:

Management is of the opinion that the claims listed below are without merit and will not materially impact the Company.  As a result, no provision for loss has been made in these consolidated financial statements.

(i)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

(ii)

One of the Company’s wholly owned subsidiaries is being sued in Bankruptcy Court by a company alleging the subsidiary received preferential payments.  The plaintiff is seeking to receive $200,000.

(iii)

In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2005

$

527,969

2006

379,639

$

907,608

6.

Stock incentive plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 1,770,006 common shares (being 2,014,794 options reserved for issuance less 244,788 exercised to date).  These options generally vest on a quarterly basis over three years and expire five years after the date of grant.  As at December 31, 2004, the number of common shares reserved for future issues of stock options amounts to 616,520.

The following table summarizes information about stock options outstanding at December 31, 2004:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.37 – $2.45	1,077,100	3.55	$ 1.48	648,433	$ 1.26
$3.70 – $6.10	41,526	2.56	5.07	34,478	5.12
$12.40 – $24.06	26,460	1.43	15.48	26,460	15.48
$64.69 – $96.56	8,400	0.30	67.54	8,400	67.54
	1,153,486	2.75	$ 2.41	717,771	$ 2.75

Changes for the employee stock option plan during the twelve month period ended December 31, 2004 were as follows:

	Year ended 2004		Year ended 2003
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	1,118,846	$ 5.45	286,979	$ 22.28
Options granted	451,300	0.37	940,600	2.00
Options exercised	(29,914)	0.62	(83)	0.62
Options cancelled	(386,746)	9.61	(108,650)	20.96
Options outstanding, end of year	1,153,486	2.41	1,118,846	5.45
Options exercisable, end of year	717,771	2.75	248,860	16.23
Weighted average fair value of options granted during the year		$ 0.76		$ 1.61

7.

Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)

Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.  The Company has not entered into such contracts at December 31, 2004 and 2003.

(b)

Fair values:

The fair values of the Company’s financial instruments approximate their carrying amounts due to their short-term nature.

(c)

Credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments and accounts receivable.  Cash equivalents and short-term investments are maintained at high-quality financial institutions.

The Company generally does not require collateral for sales on credit.  The Company closely monitors extensions of credit.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

Valuation Accounts and Reserves:

December 31

December 31

October 31

Allowance for Doubtful Accounts

2004

2003

2002

Opening balance

$

235,582

$

-

$

-

Additions (deductions)

15,991

235,582

-

Closing balance

$

251,573

$

235,582

$

-

Additions (deductions) to the allowance to doubtful accounts are charged to the income statement through the bad debt expense as part of the general and administrative account.

8.

Related party transactions:

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

A member of the Company’s advisory board, and subsequent to year end, the Board, received consideration relating to services performed during the year of 1,100,000 share purchase warrants (750,000 exercisable at $2.05 and 350,000 exercisable at $0.60 per common share) valued at $1,593,710 as well as 300,000 common shares and 300,000 share purchase warrants (exercisable at $0.40 per common share) valued at $97,140 relating to private placements (note 6i and 6j).

9.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

December 31

December 31

October 31

October 31

2004

2003

2003

2002

Share capital:

Canadian GAAP

$

52,445,135

$

49,191,482

$

49,201,868

$

40,677,545

Elimination of reduction

 of share capital (a)

30,089,054

30,089,054

30,089,054

30,089,054

U.S. GAAP

$

82,534,189

$

79,280,536

$

79,290,922

$

70,766,599

Deficit and comprehensive loss:

Canadian GAAP

$

(49,185,491)

$

(41,481,762)

$

(40,697,816)

$

(35,863,688)

Elimination of reduction

 of share capital (a)

(30,089,054)

(30,089,054)

(30,089,054)

(30,089,054)

Compensation expense (b)

(991,696)

(991,696)

(991,696)

(991,696)

Compensation expense (b)

577,549

–

–

–

Stock Based Compensation (b)

186,887

–

–

–

U.S. GAAP

$

(79,501,805)

$

(72,562,512)

$

(71,778,566,)

$

(66,944,438)

Consolidated statements of loss:

Loss under Canadian GAAP$

(7,516,842)

$

(4,958,701)

$

(4,834,128)

$

(4,064,673)

Compensation expense (b)

577,549

–

–

(35,052)

Loss under U.S. GAAP

$

(6,939,293)

$

(4,958,701)

$

(4,834,128)

$

(4,099,725)

Basic and diluted loss per share

under U.S. GAAP

$

(0.57)

$

(0.71)

$

(0.85)

$

(1.38)

Loss under U.S. GAAP

$

(6,939,293)

$

(4,958,701)

$

(4,834,128)

$

(4,099,725)

Other comprehensive loss

(income) being cumulative

translation adjustment (c)

–

(477,210)

(490,602)

(1,936,534)

Comprehensive loss under

U.S. GAAP

$

(6,939,293)

$

(5,435,911)

$

(5,324,730)

$

(6,036,259)

(a)

Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  Under Canadian GAAP, a reduction of the carrying amount of share capital of outstanding common shares is allowed with a corresponding offset to deficit.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $30,089,054.

(b)

Options to consultants:

(i)

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, “Stock-Based compensation and Other Stock Based Payments”.  As a result, the Company has recognized compensation expense on options issued to consultants in the current period.  This resulted in no U.S. GAAP differences in 2004 and 2003.  Prior to the adoption of 3870, the company did not recognize compensation expense when stock or stock options were issued to consultants.  Any consideration paid on exercise of stock options or purchase of stock was credit to share capital.  As a result of stock-based compensatory events that occurred prior to the adoption of CICA 3870, deficit under Canadian GAAP is $991,696 lower than the deficit recorded under U.S. GAAP.

(ii)

Effective January 1, 2004 Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense this amount over the estimated vesting period of stock options.  This standard was adopted retroactively without restatement and the fair value of stock options granted to employees since the beginning of fiscal 2003 was determined and an adjustment of $186,887 representing the expense for fiscal purposes, the Company follows the intrinsic value method and no stock based compensation was recorded as the exercise price on stock options granted to employees was the same as the market price at the date of grant. During the year ended December 31, 2004, the Company recorded compensation expense for CDN GAAP of $503,148 relating to employee stock options for which there was no corresponding expense under the US GAAP.

(a)

Other comprehensive loss (income):

FASB Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130”) requires disclosure of comprehensive income, which includes reported net income as adjusted for other comprehensive income.  Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

(d)

Interest in joint venture:

Canadian GAAP requires the proportionate consolidation of interests in joint ventures.  Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis.  However, as allowed by the Securities and Exchange Commission (“SEC”), reclassification is not required in a SEC filing when specified criteria are met and information disclosed.  These criteria have been met and the information is disclosed in note 8.

Although the adoption of proportionate consolidation has no impact on net earnings or shareholders’ equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

(e)

Short-term investments:

Short-term investments consist of corporate debt securities.  For U.S. GAAP purposes, the Company classifies its debt securities as available-for-sale, which are recorded at fair value.

Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.  Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.  During the periods presented, there have been no unrealized holding gains or losses on short-term investments.

A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value.  The impairment is charged to earnings and a new cost basis for the security is established.

(f)

Notes to consolidated financial statements:

In order to comply with U.S. GAAP, the following notes to the consolidated financial statements would need to be added:

(i)

Stock-based compensation plan:

Under U.S. GAAP, for any stock options with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense (“intrinsic value-based method”).  As the Company grants stock options at the fair market value of the shares on the day immediately preceding the date of the grant of the options, no compensation expense is recognized under the intrinsic value-based method.

SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma disclosures of net income and earnings per share, as if the fair value-based method as opposed to the intrinsic value-based method of accounting for employee stock options had been applied.  The disclosures in the following table show the Company’s loss for the year and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model.  Assumptions used when valuing the options at their date of grant using in the Black-Scholes option pricing model include: risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%.

December 31

December 31

October 31

October 31

2004

2003

2003

2002

Loss under U.S. GAAP

$

(6,939,293)

$

(4,958,701)

$

(4,834,128)

$

(4,099,725)

Compensation expense

1,529,532

1,281,680

1,283,886

4,258,204

Pro forma loss under

U.S. GAAP

(8,468,825)

(6,240,381)

(6,118,014)

(8,357,929)

Pro forma loss per common share:

Basic and diluted

(0.70)

(0.89)

(1.07)

(2.81)

Weighted average number of

common shares

12,144,565

7,022,447

5,715,423

2,971,692

(ii)

Recent accounting pronouncements:

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which requires companies to recognized costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The Company does not believe that adoption of SFAS No. 146 will have a material effect on its results of operations and financial position.

In December 2001, the Accounting Standards Board in Canada issued CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”.  This section establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees.  It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The Company will adopt Section 3870 for its fiscal year beginning November 1, 2002.  The adoption of this standard will not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).  Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing variable interest entities as of the beginning of the Company’s fiscal year being January 1, 2004.  With respect to entities that do not quality to be assess for consolidation based on voting interests, FIN 46 generally requires a company that has variable interests that will absorb a majority of the variable interests expected losses if they occur, or both, to consolidate that variable interest entity.  For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance if effective.  The adoption of this standard will have no material impact on its financial results or operations or cash flows.

1.

Subsequent events:

In February 2005 DSS completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet also entered into a guarantee agreement with respect to the asset purchase agreement whereby Diversinet will provide an indemnification for DSS’ obligations to the purchaser.  As part of the guarantee agreement, Diversinet is entitled to a five year annual guarantee fee of up to $120,000 per year based on certain gross profit and net profit criteria of the purchaser.

#

Executive Officers

Nagy Moustafa, Chief Executive Officer

In 1997, it was Nagy Moustafa's vision to take identity management into the wireless market, thus making Diversinet a leading innovator in the wireless industry.  Mr. Moustafa was the founder of CIT Canada Inc., an IT consulting firm, and its chief visionary since its inception.  Prior to CIT Canada Inc., Mr. Moustafa was Director of Information Technology with Rogers Communications and held senior positions at IBM, Computerland and the Canadian Ministry of Treasury and Economics.

Kashif Hassan, President

Kashif Hassan joined Diversinet as President effective January 3, 2005.  From 2003 to 2004, he was Chairman of Mobile Diagnostix, until the company was acquired in 2004.  From 1999 to 2003, Mr. Hassan was the President and CEO of Wysdom Inc., where he led the company in building and deploying a highly-packaged, open standards Service Delivery Platform that empowers mobile operators to offer high-value data services to their consumer and enterprise customers.  Prior to founding Wysdom, Mr. Hassan co-founded and served as President of Wyrex Communications Inc., a mobile systems integration firm.

David Hackett, Chief Financial Officer and Corporate Secretary

David Hackett joined Diversinet in 2002 having most recently been the Chief Financial Officer and Corporate Secretary of Aucxis Corp.  Prior to that Mr. Hackett was Chief Financial Officer, Director and Corporate Secretary of EveryWare Development Inc.  Mr. Hackett was instrumental in raising numerous financing rounds and acquisitions including the eventual sale of EveryWare to Pervasive Software Inc.  Mr. Hackett began his professional career at Ernst & Young.

Board of Directors

Brian Barry has served as a Director since March 2005.  Mr. Barry currently is an independent consultant and in January 2005 Mr. Barry completed a merger and acquisition activity with sale of Cilys to Openwave.  From May 2002 to May 2004 Mr. Barry was Chief Executive Officer of Hyperchip and from January 1998 to March 2002 he was Chief Executive Officer of Ericsson Canada.

Stanley Beck has served as one of Diversinet's Directors since July 2002.  Mr. Beck was formerly Chairman of the Ontario Securities Commission and Dean of Osgoode Hall Law School.  Mr. Beck is currently Chairman of 407 International Inc. and President of Granville Arbitrations Limited, and holds seats on a number of boards.

Nagy Moustafa has served as Diversinet's Chief Executive Officer since November 1997 and President from November 1997 to December 2004.

Keith Powell has served as one of Diversinet's Directors since July 2002.  Mr. Powell was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks.  Mr. Powell is currently a Partner at XPV Capital Corporation, a early stage venture capital company.  In addition he holds seats on a number of technology company boards.

Mark Steinman has served as one of Diversinet's Directors since June 1998 and Chairman since September 2002.  Mr. Steinman has thirty years of corporate finance experience, recently as Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.

James ('Jay') Wigdale has served as one of Diversinet’s Directors since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1988 and is the firm's Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.

Advisory Board

Richard Clarke has served the last three U.S. Presidents as a senior White House advisor, where he held the titles of special assistant to the President for global affairs, national coordinator for security and counter-terrorism, and special advisor to the President for cyber-security. He is presently an on-air global terrorism consultant for ABC Television, and chairman of Good Harbor Consulting LLC.

Roger Cressey served as chief of staff to the U.S. President's Critical Infrastructure Protection Board from November 2001 to September 2002. Between November 1999 and November 2001, he served as director for transnational threats on the U.S. National Security Council staff. Mr. Cressey is the president of Good Harbor Consulting and an adjunct professor at Georgetown University.

Dr. Taher Elgamal is the chairman of Securify, Inc. and former chief scientist at Netscape Communications.  He is a renowned expert on information security.

Patrick Gauthier is senior vice president, New Product Development, for Visa U.S.A.  Over the past 5 years Patrick has led the team that created “smart Visa” for the US market.  Before joining Visa, Patrick was North American Sales Manager with Schlumberger Smart Card & Systems.  Patrick holds a Master’s degree in Telecommunications Engineering from the Institut Supérieur des Télécommunications in France.

Howard Schmidt is chief information security officer for eBay and a founding member of the Global Council of CSOs (Chief Security Officers), a security think tank.  In December 2001, Mr. Schmidt was appointed as the vice chair of the President's Critical Infrastructure Protection Board.  Previously, Mr. Schmidt was chief security officer for Microsoft Corp.

Diversinet Corp. 2225 Sheppard Avenue East Suite 1801 Toronto, Ontario Canada M2J 5C2 Tel: (416) 756-2324 Fax: (416) 756-7346 www.diversinet.com	Transfer Agent: Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario Canada M5J 2Y1 Tel: 1-800-564-6253 www.computershare.com	Auditors: KPMG, LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto, Ontario Canada M2P 2H3 Tel: (416) 228-7000	Traded on: OTC Bulletin Board Symbol: DVNTF

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF DIVERSINET CORP.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 18, 2005

The undersigned shareholder(s) of DIVERSINET CORP. (the “Corporation”) hereby appoints Nagy Moustafa, Chief Executive Officer of the Corporation, or failing him David Hackett, Chief Financial Officer of the Corporation, or in lieu of the foregoing, ______________________, as nominee of the undersigned to attend, act and vote for the undersigned at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held on the 18th day of May, 2005 and at all adjournments thereof (the “Meeting”).

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)

VOTED FOR  (         )  WITHHELD FROM VOTING (         )

in respect of the election of directors;

(b)

VOTED FOR  (         )  WITHHELD FROM VOTING (         )

in respect of the appointment of KPMG LLP as auditors and authorizing the directors to fix their remuneration;

(c)

VOTED FOR  (         ) AGAINST (         )

in respect of the reservation of 1,129,996 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan;

(d)

VOTED at the discretion of the proxy nominee on such matters as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournments thereof or if any other matters properly come before the Meeting or any adjournments thereof, this proxy confers discretionary authority to vote on such amendments or variations on such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournments thereof.

DATED this ______ day of _______________________, 2005.

___________________________________________

Signature of Shareholder

___________________________________________

Name of Shareholder (Please print)

NOTES:

1.

This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.

A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

3.

The shares represented by this proxy will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be voted for the matters referred to.  Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be voted.

4.

Proxies to be used at the Meeting must be received at the Corporation’s office or the office of its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

5.

Please date the proxy.  If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.

This proxy ceases to be valid one year from its date.

7.

If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return this form of proxy,

Computershare Trust Company of Canada

in the envelope provided for

Proxy Department, 9th Floor

that purpose (or by fax) to:

100 University Avenue

Toronto, Ontario

M5J 2Y1

Fax: (416) 263-9524

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF DIVERSINET CORP

On July 1, 2002, the Canadian Securities Administrators implemented National Instrument 54-102 Interim Financial Statement and Report Exemption (the “Rule”) and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer which together replace National Policy 41 Shareholder Communication and establish a new framework for communication between issuers and their registered and non-registered shareholders.

The Rule exempts companies from having to deliver interim financial statements to their registered shareholders if the companies send interim financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Supplemental Return Card will be required from you annually in order for you to receive quarterly financial statements.  All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO:

“Diversinet Corp.”  (the “Company”)

  Cusip # 25536K 30 3          Company Code DRNQ      Class Code C04

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Supplemental Mailing List in respect of its quarterly financial statements.

Name (please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a

Dated

Company, signature of authorized signatory

Please complete and return this document along with your Proxy in the attached envelope or as indicated below.  As the supplemental list will be updated each year, a supplemental return card will be required from you annually in order for your name to remain on the list.

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, Ontario

M5J 2Y1